SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2010

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated February 4, 2010

Press Release dated February 12, 2010

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: February 28, 2010

Eni presents a proposal to the European Commission for remedies related to its international gas pipelines

San Donato Milanese (Milan), February 4, 2010 - Eni has formally presented to the Directorate General for Competition of the European Commission a set of structural remedies related to some international gas pipelines.

With prior agreement from its partners, Eni has committed to dispose of its interests in both the German TENP gas pipeline and in Switzerland’s Transitgas pipeline.

Given the strategic importance of the Austrian Tag pipeline, which transports gas from Russia to Italy, Eni has negotiated a solution with the Commission which calls for the transfer of its stake into an entity controlled by the Italian State.

The remedies negotiated with the Commission do not affect Eni’s contractual gas transport rights.

The issue, which will be concluded today with the endorsement of the Directorate General for Competition of the European Commission, started in May 2007, following an inquiry into alleged infringement of antitrust regulations which involved the main players in European gas, among which E.On, GDF and RWE.

Eni received a statement of objections from the European Commission which alleged that during the period 2000-2005, Eni was responsible for limiting the access of third parties to the gas pipelines TAG, TENP and Transitgas, thus restricting gas availability in Italy.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

ENI ANNOUNCES RESULTS FOR THE FOURTH QUARTER
AND THE FULL YEAR 2009

San Donato Milanese, February 12, 2010 - Yesterday evening, Eni’s Board of Directors reviewed the Group preliminary results for the fourth quarter and the full year 2009 (unaudited).

Financial Highlights

•	Adjusted operating profit: down 6% to euro 3.70 billion for the fourth quarter; down 39.3% to euro 13.12 billion for the full year.
•	Adjusted net profit: down 28.7% to euro 1.39 billion for the fourth quarter; down 48.8% to euro 5.21 billion for the full year.
•	Net profit: euro 0.64 billion for the fourth quarter vs a loss of euro 0.87 billion reported in the fourth quarter of 2008; down 47.7% to euro 4.62 billion for the full year
•	Cash flow: euro 1.61 billion for the fourth quarter; euro 11.27 billion in 2009.
•	Dividend proposal for the full year: euro 1.00 per share (includes an interim dividend of euro 0.50 per share paid in September 2009).

Operational Highlights

•	Oil and natural gas production: up 1.7% in the fourth quarter to 1.89 million barrels per day (down 1.6% for the full year). Excluding OPEC cuts, production increased by 2.8% in the quarter and was nearly unchanged for the full year.
•	Preliminary year-end proved reserves estimate: 6.57 bboe with a reference Brent price of $59.9 per barrel. All sources reserve replacement ratio was 96%; 109% excluding price effects.
•	Natural gas sales: down 8.4% to 28.39 billion cubic meters in the fourth quarter; down 0.5% for the full year.
•	Signed an agreement to develop the giant Junin 5 heavy oil field in Venezuela with 35 billion barrels of certified oil in place.
•	Signed a service contract for the development of the giant Zubair oil field in Iraq.

Paolo Scaroni, Chief Executive Officer, commented:
"2009 has been a difficult year for our sector. In this context Eni has delivered better results than expected, amongst the best in our industry, and has positioned itself for future growth.
2010 will pose further challenges but Eni’s strategic positioning will enable it to continue to deliver solid results and create value for its shareholders."

Financial highlights

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	% Ch. 4Q. 09 vs 4Q. 08	Full Year 2008	Full Year 2009	% Ch.

SUMMARY GROUP RESULTS (a)	(euro million)
308	3,217	2,716	..	Operating profit		18,517	12,305	(33.5)
3,940	3,117	3,702	(6.0)	Adjusted operating profit (b)		21,608	13,122	(39.3)
(874)	1,240	641	..	Net profit (c)		8,825	4,617	(47.7)
(0.24)	0.34	0.18	..	- per ordinary share (d)	(euro)	2.43	1.27	(47.7)
(0.63)	0.97	0.53	..	- per ADR (d) (e)	($)	7.15	3.54	(50.5)
1,955	1,152	1,394	(28.7)	Adjusted net profit (b) (c)		10,164	5,207	(48.8)
0.54	0.32	0.38	(29.6)	- per ordinary share (d)	(euro)	2.79	1.44	(48.4)
1.42	0.92	1.12	(21.1)	- per ADR (d) (e)	($)	8.21	4.01	(51.2)

(a)	From year 2009, the Company accounts gain and losses on non-hedging commodity derivatives instruments, including both fair value re-measurement and settled transactions, as items of operating profit. Adjusted operating profit and net profit only include gains and losses associated with settled transaction, gross and net of the associated tax impact respectively. Prior period results have been restated accordingly.
(b)	For a detailed explanation of adjusted operating profit and net profit see page 27.
(c)	Profit attributable to Eni shareholders.
(d)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(e)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted Operating Profit
Fourth-quarter adjusted operating profit was euro 3.70 billion, down 6% from a year ago. The decrease reflected sharply lower results recorded by the downstream oil business. This decline was offset by better operating performance recorded by the Exploration & Production division reflecting production growth and the ongoing recovery in oil prices and the Gas & Power division. For the full year, adjusted operating profit decreased by 39.3% to euro 13.12 billion, dragged down by an unfavorable oil environment mainly in the first nine months of the year.
Full-year results were also impacted by sharply lower refining margins. The Gas & Power division and the Engineering & Construction business segment showed a resilient performance.

Adjusted Net Profit
Fourth-quarter adjusted net profit was euro 1.39 billion, down 28.7% and full year adjusted net profit was euro 5.21 billion, down 48.8%. These results reflected reported trends in the oil market environment, lower results of equity-accounted entities and higher adjusted tax rate (up 7.8 percentage points in the quarter; up 2.2 percentage points in the full year).

Capital Expenditures
Capital expenditures were euro 3.89 billion in the fourth quarter (euro 13.69 billion for the full year) mainly related to continuing development of oil and gas reserves, the upgrading of gas transport infrastructure and the construction of rigs and offshore vessels in the Engineering & Construction segment.

Cash Flow
In the quarter net cash generated by operating activities amounted to euro 1.61 billion. These inflows were used to fund part of the financing requirements associated with capital expenditures (euro 3.89 billion). As a result, net borrowings1 as of December 31, 2009 increased by euro 2.5 billion from September 30, 2009.
For the full year net cash generated by operating activities amounted to euro 11.27 billion. Proceeds from disposals were euro 3.59 billion mainly related to the divestment of a 20% interest in Gazprom Neft based on the call option agreement with Gazprom which yielded cash consideration of euro 3.07 billion. Further cash proceeds related to the first tranche of total cash consideration on the divestment of a 51% stake in OOO SeverEnergia (euro 0.16 billion) and the divestment of certain non strategic assets in the Exploration & Production division (euro 0.32 billion). Capital transactions mainly related to a share capital increase (euro 1.54 billion) subscribed by Snam Rete Gas minorities following restructuring of Eni’s regulated gas businesses in Italy. These inflows were used to fund part of the financing requirements associated with capital expenditures (euro 13.69 billion), the payment of Eni’s dividends (euro 4.17 billion, of which euro 1.81 billion related to the 2009 interim dividend) and the completion of the Distrigas acquisition (euro 2.04 billion). At December 31, 2009 net borrowings amounted to euro 23.04 billion, an increase of euro 4.66 billion from a year ago (euro 18.38 billion at December 31, 2008).

__________________

(1)	Information on net borrowings composition is furnished on page 37.

Financial Ratios
Return on Average Capital Employed (ROACE)2 calculated on an adjusted basis at December 31, 2009 was 9.2% (17.6% at December 31, 2008). The ratio of net borrowings to shareholders’ equity including minority interest – leverage3 – increased to 0.46 at December 31, 2009 from 0.38 as of December 31, 2008.

Dividend 2009
The Board of Directors intends to submit to the Annual Shareholders’ Meeting proposal for distributing a cash dividend of euro 1.00 per share (euro 1.30 in 2008). Included in this annual payment is euro 0.50 per share which was distributed as interim dividend in September 2009. The balance of euro 0.50 per share is payable on May 27, 2010, to shareholders being the ex-dividend date May 24, 2010.

Operational Highlights and Trading Environment

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	% Ch. 4Q. 09 vs 4Q. 08	Full Year 2008	Full Year 2009	% Ch.

KEY STATISTICS
1,854	1,678	1,886	1.7	Production of hydrocarbons	(kboe/d)	1,797	1,769	(1.6)
1,079	957	1,073	(0.6)	Liquids	(kbbl/d)	1,026	1,007	(1.9)
4,449	4,139	4,668	4.8	Natural gas	(mmcf/d)	4,424	4,374	(0.8)
30.99	22.52	28.39	(8.4)	Worldwide gas sales	(bcm)	104.23	103.72	(0.5)
1.31	1.40	1.82	38.9	- of which: E&P sales in Europe and the Gulf of Mexico		6.00	6.17	2.8
6.94	9.19	9.42	35.7	Electricity sales	(TWh)	29.93	33.96	13.5
3.06	3.16	3.00	(2.0)	Retail sales of refined products in Europe	(mmtonnes)	12.03	12.02	(0.1)

Exploration & Production
Oil and natural gas production for the fourth quarter of 2009 was a record at 1,886 kboe/d, representing an increase of 1.7% from the fourth quarter of 2008. The increase was 2.8% when excluding higher OPEC cuts (down approximately 20 kboe/d). The performance was mainly driven by field start-ups and continuing production additions in Congo, Nigeria, the USA and Egypt (up 119 kboe/d), as well as the reimbursement of royalties in kind in the USA and other contractual revisions (for an overall increase of 40 kboe/d). These increases were partly offset by mature field declines, unplanned facility downtime and negative price impacts associated with the Company’s PSAs and similar contractual schemes (down approximately 20 kboe/d). Oil and natural gas production for the full year 2009 amounted to 1,769 kboe/d, representing a decrease of 1.6% compared to a year ago. However, production was substantially unchanged (down 0.2%) when excluding OPEC cuts. Continuing production ramp-ups and positive price impacts in the Company’s PSAs were offset by the impact of unplanned facility downtime, continuing security issues in Nigeria, lower production uplifts associated with weak European gas demand and mature field declines.

Realized Oil and Gas Prices
Oil realizations increased by 47.2% in the fourth quarter driven by a recovery in Brent prices which materialized during the year (up 35.8%). Natural gas realizations were down 37.8% in the quarter driven by timelags between movements in oil prices and their effect on gas prices provided in pricing formulae and weak spot prices. For the full year, hydrocarbon realizations decreased by 31.2% (oil realizations down 32.2%; natural gas realization down 29.8%).

Gas & Power
Eni’s natural gas sales were 28.39 bcm in the quarter, down 8.4% from a year ago due to a steep decline recorded on the Italian market (down 3.29 bcm or 24.7%). In spite of stable domestic demand for the quarter, the Company’s supplies to power generation utilities and industrial businesses declined by 67.5% and 30.2%. For the full year Eni’s natural gas sales (103.72 bcm) were barely unchanged (down 0.5%) as a result of offsetting

__________________

(2)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See pages 37 and 39 for leverage and ROACE, respectively.
(3)	Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

trends. On the negative side, volumes supplied to the Italian market were materially lower from a year ago against the backdrop of the economic downturn and stronger competitive pressures (down 12.83 bcm, or 24.3%). On the plus side, volumes gains were associated with the full contribution of the Distrigas acquisition (up 12.02 bcm for the full year) and organic growth achieved in a number of European markets.

Refining & Marketing
Eni’s realized refining margins in dollar terms were sharply lower in both the quarter and the full year 2009 mirroring the environment for Brent margins (down $6.5 per barrel in the quarter, or 83.9%; down $3.4 per barrel, or 51.8% for the full year). A number of negative factors contribute to the reduction. Firstly, significantly compressed light-heavy crude differentials due to a reduction in heavy crude availability on the marketplace negatively affected the profitability of Eni’s complex refineries. Specifically, in the quarter the premium on conversion was reduced by approximately two-thirds compared to a year ago. Secondly, the industry continued to be plagued by weak fundamentals due to excess capacity, high inventory levels and stagnant demand affecting end-prices, while feedstock costs have been on an upward trend since the beginning of the second half. Finally, middle-distillates prices plunged to historical lows in terms of spread versus the cost of oil.

Currency
Results of operations for the full year were helped by the depreciation of the euro vs. the US dollar, down by 5.3%.
The quarter followed a different trend resulting in an appreciation of the euro vs. the US dollar, up by 12.2% compared with the same period of last year.

Portfolio developments

We continued to focus on our stated strategy, mainly in the Exploration & Production and Gas & Power divisions. Key developments for the year were the agreements to produce resources at two giant oil fields in Venezuela and Iraq, the entrance in new countries with significant mineral potential, such as Ghana, finalization of a number of strategic agreements in Russia and certain countries in Africa and the Caspian Region (Kazakhstan and Turkmenistan), completion of the Distrigas acquisition and reorganization of our regulated business in the Italian gas sector.

Venezuela
On January 26, 2010 Eni and the Venezuelan National Oil Company PDVSA signed an agreement for the joint development of the giant field Junin 5 with 35 billion barrels of certified heavy oil in place, located in the Orinoco oil belt. Production start-up is planned for 2013 at an initial level of 75 kbbl/d and a long term production plateau of 240 kboe/d is targeted. Development will be conducted through an "Empresa Mixta" (Eni 40%, PDVSA 60%).
At the time of the establishment of the Empresa Mixta Eni will disburse a bonus of $300 million, and further $346 million will be paid upon the achievement of certain project milestones. The agreement also includes an option to deploy Eni’s proprietary technology in hydrogenation for the conversion of heavy oils. Finally, Eni will present a project for the construction of a power plant in the Guiria peninsula.

Iraq
On January 22, 2010 Eni leading a consortium of international companies and the Iraqi National Oil Companies, South Oil Company and Missan Oil Company signed a technical service contract, under a 20-year term with an option for further 5 years, to develop the Zubair oil field (Eni 32.8%). The field was awarded to the Eni-led consortium following a successful first bid round and was offered under a competitive bid starting on June 30, 2009. The partners of the project plan to gradually increase production to a target plateau level of 1.2 mmboe/d by 2016. The contract provides that the consortium will earn a remuneration fee on the incremental oil production once production has been raised by 10 percent from its current level of approximately 200,000 barrels of oil per day and will recover its expenditures through a cost recovery mechanism based on the revenues from the field production.

Russia
The strategic partnership between Eni and Gazprom, leading worldwide natural gas producer, celebrated its 40th year of activity in 2009. The partners plan to proceed with the joint development of projects in the sectors of upstream and natural gas markets.
On September 23, 2009, Eni and its Italian partner Enel in the 60-40% owned joint-venture OOO SeverEnergia completed the divestment of the 51% stake in the venture to Gazprom based on the call option exercised by the Russian company. Eni collected the first tranche of the total cash consideration ($940 million) corresponding to approximately 25% of the whole amount for euro 155 million (or $230 million at the EUR/USD exchange rate of 1.48 as of the transaction date). The second tranche of the consideration will be paid by March 2010 ($710 million). A gain amounting to euro 100 million was recognized in the profit for the year. The gain was associated with interest income at an annual rate of 9.4% accruing on the initial investment in the venture when it was acquired on April 4, 2007 based on the contractual arrangements between Eni and Gazprom. The three partners are committed to producing first gas from the Samburskoye field by June 2011, targeting a production plateau of 150 kboe/d within two years from the start of production.

Eni and Gazprom have agreed upon a new scope of work in the development project of the South Stream pipeline, aimed at increasing its transport capacity from an original amount of 31 billion cubic meters per year to 63 billion cubic meters. Eni and Gazprom confirmed their full commitment to developing the project which, if the ongoing feasibility study produces a positive outcome, will build a new route to supply Russian gas to Europe, increasing both security and diversification of gas sources to Europe. In December 2009, Eni and Gazprom signed an agreement for the entrance of the French company Edf in the project. The conditions of the agreement will be defined in the coming months.

On April 7, 2009 Gazprom exercised its call option to purchase a 20% interest in OAO Gazprom Neft held by Eni based on the existing agreements between the two partners. The exercise price of the call option collected by Eni on April 24, 2009 amounting to euro 3,070 million is equal to the price ($3.7 billion) outlined in the bid procedure for the assets of bankrupt Russian company Yukos as adjusted by subtracting dividends distributed and adding the contractual yearly remuneration of 9.4% on the capital employed and financing collateral expenses. A gain amounting to euro 172 million was recognized in the profit of the period as remuneration of the capital invested and recovery of collateral expenses.

Austria
On January 21, 2010 Eni signed an agreement for the acquisition of a number of marketing activities of refined products in Austria, including a retail network of 135 service stations, wholesale activities as well as commercial assets in aviation business and complementary logistic and storage activities. The finalization of the transaction is subject to the approval of the relevant antitrust authorities.

Turkey
On October 19, 2009 Eni and its commercial partners in Turkey and Russia, working on the construction of the Samsun-Ceyhan pipeline, signed a Memorandum of Understanding committing to discuss the definition of the economic and contractual conditions for Russian companies to participate in the Samsun-Ceyhan Project in order to ensure the volume of crude that would guarantee the economic sustainability of the project. On the same occasion, representatives of the governments of Italy, Turkey and Russia reaffirmed their support to the project which will build a by-pass to facilitate safer transport across the Bosphorus and Dardanelles Straits as well as reduce the impact on the region’s complex and delicate ecosystem.

USA
On June 19, 2009, Eni finalized the acquisition from Quicksilver Resources Inc of a 27.5% interest in the Alliance area, in Northern Texas, covering approximately 53 square kilometers, with gas shale reserves. Quicksilver will retain the 72.5% of the interests and operatorship of the properties. The cash consideration for the transaction amounted to $280 million. The expected production from the acquired assets will amount to 4,000 boe/d net to Eni for the full year 2009, ramping up to approximately 10,000 boe/d by 2011.

Indonesia
In November 2009, Eni was awarded a 37.8% stake in the Indonesian Sanga Sanga license for the production of coal bed methane. Recent preliminary studies in the block showed a resource potential of about 111 billion cubic meters of gas to be verified through an appraisal program that will commence in 2010.

Egypt
On May 12, 2009 Eni and the Country Ministry for Oil agreed on a ten-year extension of the concession for the giant Belaym field. Eni will invest approximately $1.5 billion over the next five years to execute development expenditures, upgrading actions and operating costs.

Disposals of E&P asset
As part of a plan to optimize the upstream portfolio, the Company has reorganized its upstream activity in Italy. Three clusters of oil and gas properties were enucleated – the Pianura Padana region, the Central Italy prospicient the Adriatic Sea and the Ionian offshore near the Calabria region – and contributed in kind to newly established subsidiaries. Divestment procedures are underway which relate to the two subsidiaries operating the Pianura Padana and the Central Italy properties respectively.

Partnership Agreements
In 2009, leveraging its established co-operation model with oil host countries, Eni finalized a number of strategic partnerships pursuing new ventures. The framework of these ventures provides integration between the traditional oil business and sustainable development initiatives designed to support the host countries population in achieving high social and economic standards.

-	In December 2009, Eni signed a memorandum of understanding with Turkmenistan aimed at promoting and reinforcing the partnership in the development of the oil industry of the Country. Eni will co-operate with the State companies and Agency for Hydrocarbons to carry out studies to ascertain the oil and gas potential of the country. Eni will contribute its expertise in technology and the sustainability field.
-	In November 2009, Eni and the Kazakh National Oil Company KazMunayGas signed a co-operation agreement for initiatives in the fields of developing, explorating and producing hydrocarbon resources and industrial facilities in the Country. Under the agreement, Eni and KazMunayGas will jointly execute exploration studies, studies for the optimization of gas usage in Kazakhstan and the evaluation of a number of industrial initiatives including the upgrading of the Pavlodar refinery, in which KMG holds a majority interest.
-	In February 2009, Eni signed the project for the feasibility study addressing the utilization of associated gas feeding a new onshore power plant and upstream sector initiatives in the Angola onshore basins, as well as other projects in sustainability.

Similar agreements were defined in Egypt, the Democratic Republic of Congo and Pakistan.

Exploration activities
Exploration activities achieved a number of successes, in particular:

-	a large gas discovery was achieved in the Perla field, located in the Cardon IV block (Eni 50%) in the Gulf of Venezuela, yielding 600,000 cubic meters per day (approximately 3,700 boe/d) during flow test. The field has been estimated to contain a reserve potential of more than 160 billion cubic meters of gas (1 billion of barrels of oil equivalent);
-	an oil discovery was made in the Angolan onshore, located in the 15/06 block in Cabala Norte-1, yielding 6,500 barrels per day during flow test. This is expected to represent the most important discovery in this high potential block.

Further discoveries were made in the Gulf of Mexico, the North Sea and Indonesia offshore.
The exploration portfolio was strengthened through the following acquisitions:

-	operatorship of the offshore exploration permits Cape Three Point and Cape Three Point South (Eni 47.2%), in Ghana, allowing the Company enter the country;
-	operatorship and ownership interest of 40% in PL 533 and PL 529 licenses and the participating interest of 30% in PL 532 license (StatoilHydro operator) in the Barents Sea;
-	the exploration license of onshore Sukhpur block in Pakistan, located in proximity to the Eni-operated producing area of Bhit (Eni 40%).

Presentation to the Directorate General for Competition of the European Commission of a set of structural remedies related to some international gas pipelines
Eni has formally presented to the Directorate General for Competition of the European Commission a set of structural remedies related to some international gas pipelines. With prior agreement from its partners, Eni has committed to dispose of its interests in both the German Tenp gas pipeline and in Switzerland’s Transitgas pipeline. Given the strategic importance of the Austrian Tag pipeline, which transports gas from Russia to Italy, Eni has negotiated a solution with the Commission which calls for the transfer of its stake into an entity controlled by the Italian State.
The remedies negotiated with the Commission do not affect Eni’s contractual gas transport rights.
The issue, which will be concluded today with the endorsement of the Directorate General for Competition of the European Commission, started in May, 2006 following an inquiry into alleged infringement of antitrust regulations which involved the main players in European gas, among which E.On, GDF and RWE. Eni received a statement of objections from the European Commission which alleged that during the 2000-2005 period, Eni was responsible for limiting the access of third parties to the gas pipelines TAG, TENP and Transitgas, thus restricting gas availability in Italy.

Outlook for 2010

Eni will host a strategy presentation on March 12, 2010 to outline the Company’s targets for the 2010-2013 four-year plan.
In what remains an uncertain energy environment, Eni forecasts a modest improvement in global oil demand and a Brent price of 65 $/barrel in 2010.
Gas demand in Europe and Italy is expected to recover gradually from the steep decline suffered in 2009, which mainly impacted the industrial and thermoelectric sectors at a time when new import capacity was coming on line.
The Company faces a challenging refining environment, excluding any significant recovery in industry fundamentals and will entail prolonged weakness in refinery margins.

-	Production of liquids and natural gas is forecast to achieve a level no less than in 2009, when production came in at 1.769 million boe/d, based on the Company’s scenario for a Brent price of $65 per barrel for the full year, OPEC restrictions at the same level as 2009 and asset disposals underway.
Growth will be driven by continuing field start-ups, mainly in Congo, Norway and marginally the Zubair project in Iraq, and production ramp-up at the Company’s recently started fields, mainly in Nigeria, Angola and the USA. These additions will be offset by mature field declines. Production growth will resume at a strong rate in the coming years.
-	Natural gas sales are expected to remain flat compared to 2009 (approximately 104 bcm were achieved in 2009). Increasing competitive pressures, mainly in Italy, will be offset by an expected recovery in European gas demand. Other positive trends include a benefit associated with integrating Distrigas operations and the re-negotiation of certain long-term supply contracts.
-	Regulated businesses in Italy will benefit from the pre-set, regulatory return on new capital expenditures and cost savings from integrating the whole chain of transport, storage and distribution activities.
-	Refining throughputs on Eni’s account are planned to be in line with 2009 (actual throughputs in 2009 were 34.55 mmtonnes). Volumes processed at wholly-owned refineries are expected to increase, resulting in a higher capacity utilization rate, due to a reduction of volumes on third party refineries reflecting the Company’s decision to terminate certain processing agreements. Efficiency improvement actions will partly offset the unfavorable trading environment.
-	Retail sales of refined products in Italy and the rest of Europe are expected to be unchanged from 2009 (12.02 mmtonnes in 2009) reflecting weak demand. New marketing initiatives are planned in order to strengthen Eni’s leadership on the Italian retail market and to develop its market share in European markets.
-	The Engineering & Construction business is expected to see solid results due to a robust order backlog.

In 2010, management plans to make capital expenditures broadly in line with 2009 (euro 13.69 billion were invested in 2009). Capital expenditures will mainly be directed to the development of oil and natural gas reserves, exploration projects, the upgrading of construction vessels and rigs, and the upgrading of natural gas transport infrastructure. Management has planned a number of measures designed to ensure the achievement of a ratio of net borrowings to total equity (leverage) which will adequately support a strong credit rating.

Other information

The status of certain pending legal proceedings will be updated in the section "Legal Proceedings", part of the Company’s Annual report for the year 2009 due to be approved by Eni’s Board of Directors on March 11, 2010. Presently, the above referenced legal proceedings are discussed under the heading "Guarantees, commitments and risks", in the paragraphs (i) and (ii) of the section "Civil and Administrative Proceedings"; (ii) of the section "Antitrust" and (i) of the section "Court Inquiries" as published in Eni’s interim consolidated financial statements as of and for the six-month period ended June 30, 2009 that was released to the public on August 7, 2009. Currently, the Company believes that losses on those proceedings are either not probable or not reasonably quantifiable. With regard to the European antitrust proceeding, the Company has formally presented to the Directorate General for Competition of the European Commission a set of structural remedies related to some international gas pipelines as discussed under section "Portfolio Developments" on page 6.

This press release has been prepared on a voluntary basis in accordance with the best practices on the marketplace. It provides data and information on the Company’s business and financial performance for the fourth quarter and the full year 2009 (unaudited). Full year and quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.
The evaluation and recognition criteria applied during the preparation of the report for the fourth quarter and the full year 2009 are unchanged from those adopted for the preparation of the 2008 Annual Report on form 20-F with the exception of the recognition and evaluation of customer loyalty programmes, after the effectiveness of IFRIC 13. For further details see Eni’s Interim Consolidated Report as of June 30, 2009. From year 2009, the Company accounts gains and losses on non-hedging commodity derivatives instruments, including both fair value re-measurement and settled transactions, as items of operating profit. Prior period results have been restated accordingly. Results are presented for the fourth quarter and the full year 2009 and for the fourth quarter and the full year 2008. Information on liquidity and capital resources relates to end of the period as of September 30, 2009 and December 31, 2008. Tables contained in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report. Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Alessandro Bernini, in his position as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and entries.

Cautionary statements
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the first nine months of the year cannot be extrapolated on an annual basis. The all sources reserve replacement ratio disclosed elsewhere in this press release is calculated as ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserve Replacement Ratio is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves. The Reserve Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Societ$#224; per Azioni Roma, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the fourth quarter and full year 2009 (unaudited) is also available on the Eni web site: www.eni.com

Summary results for the fourth quarter and the full year of 2009

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	% Ch. 4Q. 09 vs 4Q. 08	Full Year 2008	Full Year 2009	% Ch.

24,550	19,142	22,190	(9.6)	Net sales from operations	108,082	83,340	(22.9)
308	3,217	2,716	..	Operating profit (a)	18,517	12,305	(33.5)
2,348	(145)	(135)		Exclusion of inventory holding (gains) losses	936	(345)
1,284	45	1,121		Exclusion of special items	2,155	1,162
				of which:
				- non recurring items	(21)
1,284	45	1,121		- other special items	2,176	1,162

3,940	3,117	3,702	(6.0)	Adjusted operating profit (a)	21,608	13,122	(39.3)

(874)	1,240	641	..	Net profit pertaining to Eni	8,825	4,617	(47.7)
1,693	(108)	(31)		Exclusion of inventory holding (gains) losses	723	(191)
1,136	20	784		Exclusion of special items	616	781
				of which:
				- non recurring items	(21)
1,136	20	784		- other special items	637	781

1,955	1,152	1,394	(28.7)	Adjusted net profit pertaining to Eni	10,164	5,207	(48.8)
116	249	287	..	Adjusted net profit of minorities	631	950	50.6
2,071	1,401	1,681	(18.8)	Adjusted net profit	10,795	6,157	(43.0)
				Breakdown by division: (b)
1,389	943	1,019	(26.6)	Exploration & Production	7,900	3,878	(50.9)
522	579	852	63.2	Gas & Power	2,648	2,916	10.1
220	(48)	(118)	..	Refining & Marketing	521	(197)	..
(104)	(46)	(85)	18.3	Petrochemicals	(323)	(340)	(5.3)
213	214	229	7.5	Engineering & Construction	784	892	13.8
(117)	(62)	(83)	29.1	Other activities	(279)	(245)	12.2
(241)	(183)	(95)	60.6	Corporate and financial companies	(532)	(744)	(39.8)
189	4	(38)		Impact of unrealized intragroup profit elimination (c)	76	(3)

				Net profit
(0.24)	0.34	0.18	..	per ordinary share (euro)	2.43	1.27	(47.7)
(0.63)	0.97	0.53	..	per ADR ($)	7.15	3.54	(50.5)
				Adjusted net profit
0.54	0.32	0.38	(29.6)	per ordinary share (euro)	2.79	1.44	(48.4)
1.42	0.92	1.12	(21.1)	per ADR ($)	8.21	4.01	(51.2)
3,622.4	3,622.4	3,622.4		Weighted average number of outstanding shares (d)	3,638.9	3,622.4
6,118	2,034	1,611	(73.7)	Net cash provided by operating activities	21,801	11,266	(48.3)
4,691	2,957	3,894	(17.0)	Capital expenditures	14,562	13,695	(6.0)

(a)	From year 2009, the Company accounts gain and losses on non-hedging commodity derivatives instruments, including both fair value re-measurement and settled transactions, as items of operating profit. Adjusted operating profit and net profit only include gains and losses associated with settled transaction, gross and net of the associated tax impact respectively. Prior period results have been restated accordingly.
(b)	For a detailed explanation of adjusted net profit by division see page 27.
(c)	This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(d)	Fully diluted (million shares).

Trading environment indicators

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	% Ch. 4Q. 09 vs 4Q. 08	Full Year 2008	Full Year 2009	% Ch.

54.91	68.28	74.57	35.8	Average price of Brent dated crude oil (a)	96.99	61.51	(36.6)
1.317	1.431	1.478	12.2	Average EUR/USD exchange rate (b)	1.471	1.393	(5.3)
41.69	47.71	50.45	21.0	Average price in euro of Brent dated crude oil	65.93	44.16	(33.0)
7.72	2.34	1.24	(83.9)	Average European refining margin (c)	6.49	3.13	(51.8)
9.61	2.26	1.80	(81.3)	Average European refining margin Brent/Ural (c)	8.85	3.56	(59.8)
5.86	1.64	0.84	(85.7)	Average European refining margin in euro	4.41	2.25	(49.0)
4.2	0.8	0.7	(83.3)	Euribor - three-month euro rate (%)	4.6	1.2	(73.9)
2.7	0.4	0.3	(88.9)	Libor - three-month dollar rate (%)	2.9	0.7	(75.9)

(1)	In USD dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Group results

Net Profit
Eni’s fourth-quarter net profit was euro 641 million, compared with a net loss of euro 874 million a year ago, an increase of euro 1,515 million. This reflected an improved operating performance (up euro 2,408 million) as production levels increased and the trading environment rebounded from the lows seen in the fourth quarter 2008. In fact, in the fourth quarter 2008 the Company incurred a material charge related to inventory write-down of oil and products (down euro 2.35 billion) versus an inventory profit gained in 2009. The improved operating result was partly offset by higher income taxes (down euro 774 million) as a result of higher profit before taxation and an exceptionally high tax rate which hit 64%. A number of factors explained the fourth-quarter tax rate: (i) the impact of recently enacted tax regulations that provided a one-percentage point increase in the tax rate applicable to Italian companies in the energy sector and the enactment of a supplemental tax rate to be added to the Italian statutory tax rate resulting in higher taxes currently payable, amounting to euro 26 million in the quarter (euro 239 million in the full year); (ii) payment of a balance for prior-year income taxes amounting to $310 million (or euro 230 million) in Libya as new rules came into effect which reassessed revenues for tax purposes; (iii) a write-down of certain deferred tax assets associated with upstream properties to factor in expected lower profitability (down euro 72 million); (iv) a lower capacity for Italian companies to deduct the cost of goods sold associated with lower gas inventories at the year end (down euro 64 million). These higher tax expenses were partly offset by recognition of a positive adjustment to deferred taxation following alignment of the tax base of certain oil and gas properties to their higher carrying amounts by paying a one-off tax, as part of the reorganization of upstream activities in Italy, and lower income taxes currently payable as new rules came into effect providing for the partial deduction of an Italian local tax from taxable income, also applying to previous fiscal years (for a total impact of euro 222 million).

Eni’s full-year net profit was euro 4,617 million, half that of last year’s profit of euro 8,825 million. The reduction reflected an unfavorable trading environment for oil prices, which were significantly lower than a year ago in the first nine months of the year. Group results were affected by lower profits reported by equity-accounted entities, and a higher consolidated tax rate up from 50.3% to 54.8%, mainly due to the trends explained in the quarterly review. In addition, it should be noted that the 2008 tax rate benefited from certain tax gains associated with an adjustment to deferred taxation amounting to euro 733 million as new tax provisions came into effect pertaining to both Italian and foreign subsidiaries.

Adjusted Net Profit
Fourth-quarter adjusted net profit amounted to euro 1,394 million, representing a reduction of euro 561 million from the fourth quarter of 2008, down 28.7%. Full-year adjusted net profit amounted to euro 5,207 million, a reduction of euro 4,957 million from 2008 (down 48.8%). Fourth-quarter adjusted net profit is calculated by excluding an inventory holding profit of euro 31 million and net special charges of euro 784 million, resulting in an overall adjustment equal to an increase of euro 753 million. For the full year, adjusted net profit excludes an inventory holding profit of euro 191 million and net special charges of euro 781 million, resulting in an overall adjustment equal to an increase of euro 590 million. The balance between special charges and gains is comprised of, on the negative side, impairment charges recorded on oil & gas properties in the Exploration & Production division, refineries and goodwill recognized on marketing assets in the Refining & Marketing division, and a number of petrochemicals plants (euro 1,395 million as before tax impact) as well as environmental (euro 298 million) and operational provisions (euro 128 million). On the positive side, gains were recorded on the divestment of certain oil & gas properties to the partner Suez (euro 277 million), gains on fair value evaluation of certain non-hedging commodity derivatives (euro 287 million), and positive adjustments on deferred taxation and other tax benefits (euro 222 million).

Results by division

The decline in group adjusted net profit reflected lower results mainly reported by the Exploration & Production and the Refining & Marketing divisions, partly offset by the improved net profit recorded by the Gas & Power and Engineering & Construction divisions.

Exploration & Production
Results in the Exploration & Production division were lower both in the fourth quarter and the full year (adjusted net profit declined by euro 370 million and euro 4,022 million or by 26.6% and 50.9%, respectively). Those declines mainly reflected a higher tax rate in the quarter (up 11.4 percentage points), in spite of an improved operating performance, whilst full-year results were affected by an unfavorable trading environment for oil prices and lower profits earned by associates. Fourth-quarter operating profit increased by euro 83 million (up 3.1%), due to production growth (up 3.6 million boe) and an improving trend for oil realizations. These positives were partly offset by the negative impact associated with the appreciation of the euro against the dollar (up 12.2%) and lower gas realizations. Full-year operating results were impacted by lower oil realizations as a result of the negative price environment recorded in the first nine months of the year, lower gas realizations and lower sales volumes. These negatives were partly absorbed by the depreciation of the euro against the dollar. A higher tax rate was incurred in the full year (up 4.1 percentage points).

Refining & Marketing
The Refining & Marketing division reported an adjusted operating loss in the fourth quarter of euro 196 million (down euro 440 million). Full-year adjusted operating loss was euro 357 million, representing a decrease of euro 937 million from 2008. These declines were driven by sharply lower refining margins as a result of weak industry fundamentals. Fourth-quarter results were also affected by weaker results reported by the Marketing business in Italy. Net results were down by euro 338 million and euro 718 million in the quarter and the full year respectively, achieving net loss of euro 118 million and euro 197 million, respectively.

Gas & Power
The Gas & Power division achieved an increased adjusted net profit both in the fourth quarter and the full year (up euro 330 million and euro 268 million, or 63.2% and 10.1%, respectively) driven by a better operating performance of the Marketing activities (up euro 517 million and euro 412 million in the quarter and the full year, respectively), notwithstanding the fall in Italian and European gas demand and increased competitive pressures.
Higher results in the Marketing activities were also driven by gains recorded on the settlement of certain non-hedging commodity derivatives amounting to euro 191 million in the quarter (euro 218 million in the year) associated with future sales of gas and electricity. Under IFRS, the Company is required to recognize fair value accounting effects on those derivatives in profit or loss because hedge accounting is not followed. However, in assessing the underlying performance of the Marketing business, management calculates the EBITDA pro-forma adjusted as an alternative measure of performance, by bringing forward the impact of the settlement of those derivatives to future reporting periods where the associated revenues are expected to be recognized. Management believes that disclosing this internally-used measure is helpful in assisting investors to understand these business trends (see page 22). When measured against this performance indicator, the Marketing business confirmed the achievement of positive results both in the quarter and the full year. The underlying performance was mainly driven by a favorable trading environment related to energy parameters and exchange rates, the improved results of the subsidiary Distrigas and the achievement of synergies on integration, as well as the impact of the renegotiation of certain long-term supply contracts. These positives were partly offset by lower sales volumes, mainly on the Italian market.
Regulated Businesses in Italy recorded steady results. The International transport business reported weaker results.

Engineering & Construction
The Engineering & Construction business reported increased net profit amounting to euro 16 million and euro 108 million in the quarter and the full year, respectively. These results were driven by steady revenue flows and profitability as a result of the large number of oil & gas projects that were started during the upward phase of the oil cycle.

Petrochemicals
The Petrochemical division has continued to report losses at both operating and net level (in the quarter the net loss amounted to euro 85 million; euro 340 million for the full year) due to a prolonged weakness in industry fundamentals reflecting lower end-markets demands and high competitive pressures. However, fourth-quarter loss was slightly less than the fourth quarter of 2008 (up euro 19 million, or 18.3%); whilst full-year loss was slightly greater than a year ago (down euro 17 million, or 5.3%).

Liquidity and capital resources

Summarized Group Balance Sheet

(euro million)

Dec. 31, 2008	Sep. 30, 2009	Dec. 31, 2009	Change vs Dec. 31, 2008	Change vs Sep. 30, 2009

Fixed assets	74,461	78,304	79,963	5,502	1,659
Net working capital	(9,437)	(7,831)	(5,790)	3,647	2,041
Current investments	2,741			(2,741)
Provisions for employee benefits	(947)	(976)	(944)	3	32
Non-current assets held for sale including related liabilities	68	68	110	42	42

Capital employed, net	66,886	69,565	73,339	6,453	3,774

Shareholders’ equity including minority interest	48,510	49,025	50,301	1,791	1,276
Net borrowings	18,376	20,540	23,038	4,662	2,498

Total liabilities and shareholders’ equity	66,886	69,565	73,339	6,453	3,774

The appreciation of the euro, in particular versus the US dollar, from December 31, 2008 (the EUR/USD exchange rate was 1.441 as of December 31, 2009, as compared to 1.392 as of December 31, 2008, up 3.5%) reduced net capital employed, net equity and net borrowings by euro 891 million, euro 866 million and euro 25 million, respectively, as a result of translation differences.

Fixed assets amounted to euro 79,963 million, representing an increase of euro 5,502 million from December 31, 2008 reflecting capital expenditures incurred in the period (euro 13,695 million) and recognition of the share of goodwill associated with the buy-out of the Distrigas minorities (euro 903 million), partly offset by depreciation, depletion, amortization and impairment charges (euro 9,811 million) recorded in the period.

Net working capital amounted to a negative euro 5,790 million, representing an increase of euro 3,647 million from December 31, 2008, mainly due to derecognition of a put option awarded to Publigaz and classified as current liability in 2008 financial statements (a positive of euro 1,495 million). Derecognition was associated with a mandatory take over bid on Distrigas minorities. In addition, net working capital increased due to lower tax payables and provisions for net deferred tax liabilities (down euro 3,362 million) related to lower income taxes accrued for the period, reflecting lower taxable profit. Lower trade payables were partly offset by a corresponding reduction in trade receivables, reflecting the impact of lower prices and volumes of commodities. These increases were partly offset by: (i) a decrease in gas inventories as a result of gas offtakes made during winter time (down euro 576 million) which were not re-built; (ii) environmental and operational provisions accrued in the year, including the impact of lower interest rates in evaluating the discount factor of future obligations; as well as (iii) the negative impact of fair value evaluation of certain derivative instruments (euro 512 million) entered into by the Exploration & Production division to hedge exposure to variability in future cash flows (cash flow hedges).

The item Current investments were reduced for an amount corresponding to the book value of a 20% interest in OAO Gazprom Neft (euro 2,741 million) following the exercise of a call option by Gazprom.

Net assets held for sale including related liabilities (euro 110 million) mainly related to the divestment of certain mineral properties in Italy which were contributed in kind to two newco Societ$#224; Padana Energia SpA and Societ$#224; Adriatica Idrocarburi SpA, whose disposal to third parties is under negotiation.

Shareholders’ equity including minorities increased by euro 1,791 million to euro 50,301 million, reflecting: (i) comprehensive income for the period (euro 4,425 million) as a result of net profit for the period (euro 5,567 million), losses on fair value evaluation of certain cash flow hedges placed in reserve and foreign currency translation effects; (ii) closing of the mandatory public takeover bid on the minorities of Distrigas which determined an increase in shareholders’ equity due to derecognition of the put option awarded to Publigaz Scrl in 2008 (euro 1,495 million); (iii) Snam Rete Gas’ share capital increase subscribed by minorities for euro 1,542 million. These increases were partly offset by: (i) dividend payments to Eni shareholders (euro 4,166 million) as well as minority shareholders of certain consolidated subsidiaries (euro 350 million); (ii) elimination of the book value, including their respective share of profit for the period, of the Distrigas minorities who tendered their shares to the public offer (euro 1,146 million).

Summarized Group Cash Flow Statement

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	Full Year 2008	Full Year 2009

6,118	2,034	1,611	Net cash provided by operating activities	21,801	11,266
(4,691)	(2,957)	(3,894)	Capital expenditures	(14,562)	(13,695)
(1,943)	(63)	(46)	Investments and acquisitions of consolidated subsidiaries and businesses	(4,019)	(2,323)
415	292	28	Disposals	979	3,595
(280)	4	84	Other cash flow related to capital expenditures, investments and disposals	(267)	(425)
(381)	(690)	(2,217)	Free cash flow	3,932	(1,582)
(21)	(1,811)		Dividends to Eni shareholders and shares repurchased	(5,688)	(4,166)
(74)	12	(86)	Dividends to minorities, shares repurchased and other changes in shareholders’ equity	(317)	1,210
(77)	304	(195)	Exchange differences and other changes	24	(124)
(553)	(2,185)	(2,498)	CHANGE IN NET BORROWINGS	(2,049)	(4,662)

Main cash inflows for the year were: (i) net cash provided by operating activities (euro 11,266 million); (ii) cash proceeds of euro 3,070 million associated with the divestment of a 20% interest in Gazprom Neft following the exercise of a call option agreement by Gazprom, plus the first tranche of the proceeds from the sale of a 51% interest in OOO SeverEnergia (Eni’s share 60%) for euro 155 million (including repayment of financing); (iii) the subscription by Snam Rete Gas minorities of a share capital increase amounting to euro 1,542 million; (iv) further cash proceeds of euro 370 million mainly associated with the divestment of certain non strategic assets in the Exploration & Production division, following 2008 agreements signed with Suez. These inflows were used to partially fund capital expenditures of euro 13,695 million; completion of a mandatory takeover bid on the Distrigas minorities, including the squeeze-out procedure for total cash consideration of euro 2,045 million; payment of dividends to Eni shareholders (euro 4,166 million of which euro 1,811 million as interim dividend for the year 2009) as well as dividend payments to minorities (euro 350 million) in particular relating to Snam Rete Gas and Saipem (euro 335 million). Net borrowings increased by euro 4,662 million from a year ago to euro 23,038 million.

Other information

Eni SpA parent company preliminary accounts for 2009
Eni’s Board of Directors also reviewed Eni SpA’s preliminary results for 2009 prepared in accordance with IFRSs. Net profit for the full year was euro 5,331 million (euro 6,745 million in 2008). The euro 1,414 million decrease was mainly due to: (i) lower operating profit (down euro 784 million) mainly in the Exploration & Production and Refining & Marketing divisions reflecting poor trading conditions, partly offset by a write-up of inventories, a better performance of the Gas & Power division and lower g&a expenses; (ii) higher finance charges (down euro 502 million) and (iii) higher income taxes (down euro 349 million). These negatives were partly offset by increasing net gains on investments.

Continuing listing standards provided by Article No. 36 of Italian exchange regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries
As of December 31, 2009 the provisions of Article No. 36 of Italian exchanges regulation in accordance with Italian continuing listing standards apply to eight Eni subsidiaries: Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Trans Tunisian Pipeline Co Ltd and Burren Energy (Congo) Ltd which fell within the scope of the regulation as stated in the press release on the results for the third quarter and the first nine months of 2009. The Company has already adopted adequate procedures to ensure full compliance with the abovereferenced regulation.

Financial and operating information by division for the fourth quarter and the full year 2009 is provided in the following pages.

Exploration & Production

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	% Ch. 4Q. 09 vs 4Q. 08	Full Year 2008	Full Year 2009	% Ch.

RESULTS (a)
6,506	5,325	6,677	2.6	Net sales from operations		33,042	23,830	(27.9)
1,987	2,557	2,411	21.3	Operating profit		16,239	9,120	(43.8)
734	(114)	393		Exclusion of special item:		983	364
646	(5)	403		- asset impairments		989	618
4	(111)	8		- gains on disposal of assets		4	(270)
2	6	20		- provision for redundancy incentives		8	31
77	(4)	(38)		- re-measurement gains/losses on commodity derivatives		(18)	(15)
5				- other
2,721	2,443	2,804	3.1	Adjusted operating profit		17,222	9,484	(44.9)
23	(49)	(57)		Net financial income (expense) (b)		70	(23)
139	106	24		Net income from investments (b)		609	243
(1,494)	(1,557)	(1,752)		Income taxes (b)		(10,001)	(5,826)
51.8	62.3	63.2		Tax rate (%)		55.9	60.0
1,389	943	1,019	(26.6)	Adjusted net profit		7,900	3,878	(50.9)

				Results also include:
2,762	1,458	2,434	(11.9)	- amortizations and depreciations		7,488	7,363	(1.7)
				of which:
634	281	350	(44.8)	exploration expenditure		2,057	1,551	(24.6)
473	225	269	(43.1)	- amortization of exploratory drilling expenditure and other		1,577	1,264	(19.8)
161	56	81	(49.7)	- amortization of geological and geophysical exploration expenses		480	287	(40.2)
2,916	2,089	2,490	(14.6)	Capital expenditures		9,281	9,486	2.2
				of which:
603	212	284	(52.9)	- exploratory expenditure (c)		1,918	1,228	(36.0)

				Production (d) (e)
1,079	957	1,073	(0.6)	Liquids (f)	(kbbl/d)	1,026	1,007	(1.9)
4,449	4,139	4,668	4.8	Natural gas	(mmcf/d)	4,424	4,374	(0.8)
1,854	1,678	1,886	1.7	Total hydrocarbons	(kboe/d)	1,797	1,769	(1.6)

				Average realizations
46.47	62.69	68.42	47.2	Liquids (f)	($/bbl)	84.05	56.95	(32.2)
8.36	5.21	5.20	(37.8)	Natural gas	($/mmcf)	8.01	5.62	(29.8)
47.11	49.54	52.24	10.9	Total hydrocarbons	($/boe)	68.13	46.90	(31.2)

				Average oil market prices
54.91	68.28	74.57	35.8	Brent dated	($/bbl)	96.99	61.51	(36.6)
41.69	47.71	50.45	21.0	Brent dated	(euro/bbl)	65.93	44.16	(33.0)
58.50	68.19	76.06	30.0	West Texas Intermediate	($/bbl)	99.56	61.69	(38.0)
226.72	111.95	153.27	(32.4)	Gas Henry Hub	($/kcm)	312.89	139.49	(55.4)

(a)	From January 1, 2009, results of the gas storage business are reported within the Gas & Power segment reporting unit following restructuring of Eni regulated gas businesses in Italy. Prior period results have been restated accordingly.
(b)	Excluding special items.
(c)	Includes exploration bonuses.
(d)	Supplementary operating data is provided on page 43.
(e)	Includes Eni’s share of production of equity-accounted entities.
(f)	Includes condensates.

Results

The Exploration & Production division reported adjusted operating profit amounting to euro 2,804 million for the fourth quarter of 2009, representing an increase of euro 83 million from the fourth quarter of 2008, or 3.1%, due to: (i) a benign trading environment driven by a sharp increase in oil realizations (up 47.2%), while gas realizations declined by 37.8% due to time lags between movements in oil prices and their effect on gas prices provided in pricing formulae and a fall in spot prices; (ii) higher sales volumes (up 3.6 million boe, or 2.2%) driven by production growth. These positives were partly offset by the appreciation of the euro over the dollar (up 12.2%).

Special charges excluded from adjusted operating profit amounted to euro 393 million and mainly regarded impairments of proved and unproved properties the Gulf of Mexico, Australia and Congo.
Fourth-quarter adjusted net profit decreased by euro 370 million to euro 1,019 million from the fourth quarter of 2008. The decline was due to lower results from associates on the back of a weak trading environment as well as a higher tax rate (up 11.4 percentage points) due to: (i) a higher share of profit before tax earned in foreign countries with higher taxation; as well as (ii) payment of a balance for prior-year income taxes amounting to $310 million (or euro 230 million) in Libya as new rules came into effect which reassessed revenues for tax purposes.

Full-year adjusted operating profit was euro 9,484 million, a decrease of euro 7,738 million compared to 2008, or 44.9%, driven by lower oil & gas realizations in dollars (down 32.2% and down 29.8%, respectively) and lower production sales volumes (down 9.2 million boe). These negatives were partly offset by the depreciation of the euro over the dollar (approximately euro 500 million).
Full-year adjusted net profit amounted to euro 3,878 million, a reduction of euro 4,022 million (down 50.9%) due to a weaker operating performance, lower results from associates and a higher tax rate (up 4.1 percentage points) due to afore mentioned factors.
In 2009 special charges excluded from adjusted operating profit of euro 364 million regarded impairments of oil & gas properties, and gains on the divestment of certain exploration and production assets as part of the agreements signed with Suez.

Operating review

Liquids and gas production for the fourth quarter of 2009 reached record levels at 1,886 kboe/d, representing an increase of 32 kboe/d from the fourth quarter of 2008, or 1.7%. Excluding the OPEC cuts (down approximately 20 kboe/d), production increased by 2.8%. The increase was driven by continuing production ramp-ups and field start-ups in Congo, Nigeria, the Gulf of Mexico and Egypt (up 119 kboe/d), the reimbursement of royalties in kind in the USA and other contractual revisions (for an overall increase of 40 kboe/d). Negative factors were the impact of unplanned facility downtime, mature field declines, and price effects reported in the Company’s PSAs and similar contractual schemes (down approximately 20 kbbl/d). The share of liquids and natural gas produced outside Italy was 91% (90% in the fourth quarter of 2008).
Liquids production was 1,073 kbbl/d, slightly declining from the fourth quarter of 2008 (down 0.6%). The main increases were recorded in the Gulf of Mexico, due to production start-up at the Thunderhawk (Eni’s interest 25%), Pegasus (Eni’s interest 58%) and Longhorn (Eni’s interest 75%) projects, in Congo, due to the ramp-up at the Awa Paloukou project (Eni’s interest 90%), and Nigeria, due to an increased interest in Abo (Eni’s interest 85%) and the start-up of the Oyo (Eni’s interest 70%) fields. Decreases were associated with unplanned facility downtime in Libya, mature fields decline, mainly in Italy and in the North Sea, as well as negative price effects in the Company’s PSAs in a number of countries, including Iran, where operations at the Dorood project, Eni’s sole direct activity in that country, were handed over to local partners.
Natural gas production (4,668 mmcf/d) increased by 219 mmcf/d, or 4.8%. Main increases were recorded in the Gulf of Mexico, Congo, due to the contribution of the M’Boundi gas project, Nigeria and Croatia, due to the start-up of Annamaria field (Eni’s interest 50%). Main reductions were recorded in Libya due to lower gas demand on the European market and afore mentioned technical reasons, and for mature fields decline, mainly in Italy.

Liquids and gas production for 2009 (1,769 kboe/d) declined by 28 kboe/d from 2008 (down 1.6%). Excluding the OPEC cuts (down 28 kboe/d) production was barely unchanged (down 0.2%). Lower production uplifts associated with weak European gas demand, unplanned facility downtime and continuing security issues in Africa and mature field declines negatively affected full-year performance. Production increases were driven by continuing production ramp-ups/start-ups in Angola, Congo, Egypt, Kazakhstan, Venezuela and the Gulf of Mexico as well as the positive price impact reported in the Company’s PSAs and similar contractual schemes (up approximately 35 kbbl/d). The share of oil and natural gas produced outside Italy was 90% (89% in 2008).
Liquids production was 1,007 million bbl/d, a decrease of 19 kbbl/d, or 1.9% due to the impact of unplanned facility downtime in Libya and mature fields decline, mainly in Italy and in the North Sea. These negatives were offset in part by production increases achieved in Angola, Congo, Kazakhstan, the Gulf of Mexico and Venezuela.
Natural gas production (4,374 mmcf/d) slightly declined from 2008 (down 0.8%). Increases recorded in the Gulf of Mexico, Congo and Croatia, were offset by declines in Libya and Italy.

Liquids and gas realizations for the fourth quarter in dollar terms (52.24 $/bbl) increased by 10.9% on average driven by higher oil prices for market benchmarks (the Brent crude price increased 35.8%) and appreciation of the Eni equity basket. Natural gas realizations were down 37.8% (29.8% in 2009) driven by time-lags between movements in oil prices and their effect on gas prices provided in pricing formulae and by a fall in spot prices. Eni’s average liquids realizations decreased by 1.46 $/bbl due to the settlement of certain commodity derivatives relating to the sale of 10.5 mmbbl in the quarter. This was part of a derivative transaction the Company entered into to hedge exposure to variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period, decreasing to approximately 37.5 mmbbl by end of 2009.
Full-year liquids and gas realizations in dollar terms declined by 31.2% on average reflecting market conditions (Brent dated down 36.6%). On a yearly basis, the settlement of the afore mentioned derivative transaction marginally affected Eni’s average oil realizations. The positive effect recorded in the first half (up 0.79 $/bbl on the sale of 21 mmbbl) was offset in the second half (down 0.23 $/bbl and down 1.46 $/bbl, in the third and fourth quarter, respectively) due to the inversion in the trend of oil prices.

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	Full Year 2008	Full Year 2009

93.6	91.1	95.4	Sales volumes	(mmbbl)	364.3	373.5
11.5	10.6	10.5	Sales volumes hedged by derivatives (cash flow hedge)		46.0	42.2

45.12	62.92	69.88	Average realized price per barrel, excluding derivatives	($/bbl)	88.17	56.98
1.36	(0.23)	(1.46)	Realized gains (losses) on derivatives		(4.13)	(0.03)

46.47	62.69	68.42	Average realized price per barrel		84.05	56.95

Estimated net proved reserves pro-forma (preliminary)

Full Year 2008	Full Year 2009	% Ch.

Estimated net proved reserves (a)
Liquids	(mmbbl)	3,335	3,463	3.8
Natural Gas	(bcf)	18,748	17,850	(4.7)
Hydrocarbons	(mmboe)	6,600	6,571	(0.4)
of which:
- Italy		681	703	3.2
- Outside Italy		5,919	5,868	(0.9)

Estimated net proved developed reserves
Liquids	(mmbbl)	2,036	2,035	..
Natural Gas	(bcf)	11,368	11,884	4.7
Hydrocarbons	(mmboe)	4,016	4,104	2.2

(a)	Includes Eni’s share of proved reserves of equity-accounted entities. In particular proved reserves for both periods accounted the 29.4% stake of the three equity-accounted Russian companies participated by joint-venture OOO SeverEnergia following the divestment of the 51% stake in the venture to Gazprom on September 23, 2009, in line with the call option arrangement.

Movements in Eni’s 2009 estimated proved reserves were as follows:

(mmboe)

Estimated net proved reserves at December 31, 2008			6,600

Extensions, discoveries, and other additions, revisions of previous estimates, improved recovery and other factors, excluding year-end price effect		695
Price effect		(103)

Reserve additions, total			592
Proved property acquisitions			26
Sales of minerals-in-place			(1)
Production for the year			(646)

Estimated net proved reserves at December 31, 2009			6,571

Reserve replacement ratio, all sources	(%)		96
Reserve replacement ratio, all sources and excluding price effect	(%)		109

Net additions to proved reserves booked in 2009 were 592 mmboe. Net additions pertaining to discoveries, extensions, improved recovery, revision of previous estimates and other factors were 695 mmboe, which were partly offset by the unfavorable effect of higher oil prices on reserve entitlements in certain PSAs and buy-back contracts (down 103 mmboe) resulting from higher oil prices from a year ago (the Brent price used in the reserve estimation process was $59.9 per barrel4 in 2009 compared to $36.6 per barrel in 2008). Higher oil prices also resulted in upward revisions associated with improved economics of marginal productions.
Acquisitions amounted to 26 mmboe reflecting a 27.5% stake purchased from Quicksilver Resources Inc. in the Alliance area, in Texas.

In 2009 Eni achieved an all-sources reserve replacement ratio of 96% with a reserve life index of 10.2 years (10 years in 2008). Excluding price effects, the replacement ratio would be 109%.

The Company will provide additional details relating to 2009 reserve activity in its regular annual filings with Italian market authorities and the US SEC.

__________________

(4)	The new US Sec rules has changed the pricing mechanism for oil & gas reserves estimation in 2009. It specifies that, in calculating economic producibility, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Prior period reserves were estimated using the one day price measured on the last day of the company’s fiscal year.

Gas & Power

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	% Ch. 4Q. 09 vs 4Q. 08	Full Year 2008	Full Year 2009	% Ch.

RESULTS (a)	(euro million)
12,713	5,511	7,468	(41.3)	Net sales from operations		37,062	30,447	(17.8)
918	567	1,004	9.4	Operating profit		4,030	3,687	(8.5)
(153)	41	(9)		Exclusion of inventory holding (gains) losses		(429)	326
(82)	113	132		Exclusion of special items:		(37)	(112)
(2)	1	1		- environmental charges		12	19
1		27		- asset impairments		1	27
5		(1)		- gains on disposal of assets		7	(6)
		115		- risk provisions			115
12	4	13		- provision for redundancy incentives		20	25
(98)	108	(23)		- re-measurement gains/losses on commodity derivatives		(74)	(292)
				- other		(3)
683	721	1,127	65.0	Adjusted operating profit		3,564	3,901	9.5
32	185	549	..	Marketing		1,309	1,721	31.5
506	450	487	(3.8)	Regulated businesses in Italy (a)		1,732	1,796	3.7
145	86	91	(37.2)	International transport		523	384	(26.6)

(3)	(7)	4		Net finance income (expense) (b)		(13)	(15)
88	76	94		Net income from investments (b)		420	332
(246)	(211)	(373)		Income taxes (b)		(1,323)	(1,302)
32.0	26.7	30.4		Tax rate (%)		33.3	30.9
522	579	852	63.2	Adjusted net profit		2,648	2,916	10.1
656	344	591	(9.9)	Capital expenditures		2,058	1,686	(18.1)

				Natural gas sales	(bcm)
27.21	19.60	24.31	(10.7)	Sales of consolidated subsidiaries		89.32	89.60	0.3
13.28	8.92	10.01	(24.6)	Italy (includes own consumption)		52.82	40.04	(24.2)
13.77	10.31	14.14	2.7	Rest of Europe		35.61	48.65	36.6
0.16	0.37	0.16	..	Outside Europe		0.89	0.91	2.2

2.47	1.52	2.26	(8.5)	Eni’s share of sales of natural gas of affiliates		8.91	7.95	(10.8)
29.68	21.12	26.57	(10.5)	Total sales and own consumption (G&P)		98.23	97.55	(0.7)
1.31	1.40	1.82	38.9	E&P in Europe and in the Gulf of Mexico		6.00	6.17	2.8
30.99	22.52	28.39	(8.4)	Worldwide gas sales		104.23	103.72	(0.5)

22.24	17.24	21.56	(3.1)	Gas volumes transported in Italy	(bcm)	85.64	76.90	(10.2)
13.16	9.77	9.82	(25.4)	Eni		51.80	39.63	(23.5)
9.08	7.47	11.74	29.3	On behalf of third parties		33.84	37.27	10.1
6.94	9.19	9.42	35.7	Electricity sales	(TWh)	29.93	33.96	13.5

(a)	From January 1, 2009, results of the gas storage business are reported within the Gas & Power segment reporting unit, within the regulated businesses results, following restructuring of Eni regulated gas businesses in Italy. As of that date, the results of the regulated businesses in Italy therefore include results of the Transport, Distribution, Re-gasification and Storage activities in Italy. Prior period results have been restated accordingly.
(b)	Excluding special items.

Results

In the fourth quarter of 2009 the Gas & Power division reported adjusted operating profit of euro 1,127 million, an increase of euro 444 million from the fourth quarter of 2008, up 65%. The increase was driven by a better performance delivered by the Marketing business (up euro 517 million) due to gains recorded on the settlement of certain non-hedging commodity derivatives amounting to euro 191 million associated with future sales of gas and electricity. However, in assessing the underlying performance of the Marketing business, management calculates as an alternative measure of performance the EBITDA pro-forma adjusted, by bringing forward the impact of the settlement of those derivatives to future reporting periods where the associated revenues are expected to be recognized. Management believes that disclosing this internally used measure is helpful in assisting investors to understand these business trends (see page 22).

When excluding this derivative impact, the Marketing business confirmed its positive performance, as a result of a favorable trading environment, mainly reflecting trend in the exchange rate, higher results reported by Distrigas and the achievement of synergies on integration, as well as the impact of the renegotiation of certain long-term supply contracts. These positives more than offset declining sales volumes on the Italian market.
International transport and Regulated businesses in Italy recorded declining results.

Fourth-quarter adjusted net profit was euro 852 million, an increase of euro 330 million from the fourth quarter of 2008 (up 63.2%) due to an improved operating performance and a lower adjusted tax rate (down from 32% in the fourth quarter of 2008 to 30.4% in the fourth quarter of 2009).

In 2009 the Gas & Power division reported adjusted operating profit of euro 3,901 million, an increase of euro 337 million, or 9.5% from 2008. This increase was mainly driven by improved results of the Marketing business (up euro 412 million) as gains were recorded on the settlement of certain non-hedging commodity derivatives amounting to euro 218 million associated with future sales of gas and electricity. When excluding this derivative impact as explained in the quarterly results, the Marketing business confirmed its positive performance, driven by the same factors as in the fourth quarter. This is a remarkable achievement considering the steep decline of gas demand in Italy and Europe and increasing competitive pressures. The International Transport business recorded a drop in operating profit.

Full-year adjusted net profit was euro 2,916 million, increasing by euro 268 million from 2008 (up 10.1%) due to an improved operating performance and offset in part by lower earnings reported by equity accounted entities.

Special items excluded from operating profit amounted to net charges of euro 132 million in the quarter and net gains of euro 112 million in the year. These related mainly to a provision in the LNG business and re-measurement impacts recorded on fair value evaluation of certain non-hedging commodity derivatives in the Marketing business (euro 23 million gains in the quarter and euro 292 million gains in the year) as discussed above.

Eni exercised the contractual right to renegotiate terms and conditions of certain long-term supply contracts with its suppliers as foreseen in case of significant changes in the market environment, as those that have been occurring from the second half of 2008. These renegotiations were finalized early in February.

Operating review

Marketing
This business reported adjusted operating profit of euro 549 million for the fourth quarter of 2009, representing an increase of euro 517 million from the fourth quarter of 2008. This increase was due to the impact of the settlement of certain non-hedging commodity derivatives resulting in a euro 191 million gain associated with future sales of gas and electricity.
Net of this effect, Marketing results were largely positive driven by the following factors:

(i)	favorable trading environment compared with the fourth quarter of 2008 which was affected by particularly negative trends in exchange rates;
(ii)	higher profits reported by Distrigas, as well as benefits associated with integration synergies;
(iii)	the impact of the renegotiation of certain long-term supply contracts.

These positives were partly offset by losses recorded on the Italian market due to a sharp decline in volumes sold (down 3.3 million cubic meters, or 24.7%) and declining margins as competitive pressures mounted and there was increased gas availability on the marketplace.

Full-year adjusted operating profit was euro 1,721 million, an increase of euro 412 million from 2008, or 31.5%. This mainly reflected gains on the settlement of certain non-hedging commodity derivatives amounting to a euro 218 million gains associated with future sales of gas and electricity. Net of this effect, the Marketing business showed a positive performance despite the sharp decline in sales volumes in Italy, down by approximately a fourth (down 12.8 billion cubic meters) and the impact of competitive pressures on margins. Improved scenario for energy parameters, the contribution of the acquisition of Distrigas in terms of integration synergies and improved performance together with the impact of the renegotiation of certain long-term supply contracts are the main positive trends for the year.

NATURAL GAS SALES BY MARKET

(bcm)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	% Ch. 4Q. 09 vs 4Q. 08	Full Year 2008	Full Year 2009	% Ch.

13.30	8.92	10.01	(24.7)	ITALY	52.87	40.04	(24.3)
2.29	0.70	1.47	(35.8)	- Wholesalers	7.52	5.92	(21.3)
0.43	0.24	0.41	(4.7)	- Gas release	3.28	1.30	(60.4)
0.59	0.63	1.35	..	- Italian exchange for gas and spot markets	1.89	2.37	25.4
2.32	1.87	1.62	(30.2)	- Industries	9.59	7.58	(21.0)
0.37	0.09	0.39	5.4	- Medium-sized enterprises and services	1.05	1.08	2.9
3.97	3.39	1.29	(67.5)	- Power generation	17.69	9.68	(45.3)
2.07	0.45	1.98	(4.3)	- Residential	6.22	6.30	1.3
1.26	1.55	1.50	19.0	- Own consumption	5.63	5.81	3.2
17.69	13.60	18.38	3.9	INTERNATIONAL SALES	51.36	63.68	24.0
15.95	11.65	15.97	0.1	Rest of Europe	43.03	55.45	28.9
2.87	2.07	2.64	(8.0)	- Importers in Italy	11.25	10.48	(6.8)
13.08	9.58	13.33	1.9	- European markets	31.78	44.97	41.5
1.86	1.92	1.64	(11.8)	Iberian Peninsula	7.44	6.81	(8.5)
1.82	1.09	1.59	(12.6)	Germany - Austria	5.29	5.36	1.3
4.57	2.85	4.75	3.9	Belgium	4.57	14.86	..
0.93	0.30	0.82	(11.8)	Hungary	2.82	2.58	(8.5)
1.00	1.02	1.31	31.0	Northern Europe	3.21	4.31	34.3
1.21	1.17	1.30	7.4	Turkey	4.93	4.79	(2.8)
1.20	1.02	1.53	27.5	France	2.66	4.91	84.6
0.49	0.21	0.39	(20.4)	Other	0.86	1.35	57.0
0.43	0.55	0.59	37.2	Extra European markets	2.33	2.06	(11.6)
1.31	1.40	1.82	38.9	E&P in Europe and in the Gulf of Mexico	6.00	6.17	2.8
30.99	22.52	28.39	(8.4)	WORLDWIDE GAS SALES	104.23	103.72	(0.5)

Fourth-quarter sales of natural gas were 28.39 bcm, a decrease of 2.60 bcm from the fourth quarter of 2008, down 8.4%, mainly as a result of lower sales in Italy. Sales included own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and the Gulf of Mexico.
Sales volumes on the Italian market declined by 3.29 bcm, or 24.7%, to 10.01 bcm due to strong competitive pressures and higher gas availability on the marketplace following the start-up of a new regasification plant offshore the Adriatic Coast in October 2009 and the coming onstream of upgrades of import pipelines. Eni suffered lower sales in the power generation business (down 2.68 bcm), wholesalers (down 0.82 bcm) and industrial customers (down 0.70 bcm). These negatives were offset in part by colder weather as compared to 2008 and higher volumes destined to Eni’s power generation due to the coming onstream of new power units at the Ferrara facility.
International sales were up 0.69 bcm, or 3.9%, to 18.38 bcm, benefiting from higher volumes sold in Northern Europe (up 0.31 bcm), at the contribution of Distrigas acquisition (up 0.18 bcm), the organic growth achieved on the French market. Sales declined in the Iberian Peninsula, Germany and Hungary due to declining consumption.

In 2009 natural gas sales were 103.72 bcm, declining slightly from 2008, (down 0.51 bcm, or 0.5%). Sales included own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and the Gulf of Mexico. The contribution of the Distrigas acquisition (up 12.02 bcm) partly offset the negative effects of sharply lower gas demand in Italy (down 11%) and Europe (down 7.4% both percentages net of seasonal swings).
In Italy, sales volumes decreased by 12.83 bcm, or 24.3%, to 40.04 bcm reflecting sharply lower supplies to power generation utilities (down 8.01 bcm), industrial customers (down 2.01 bcm) and wholesalers (down 1.60 bcm) dragged down by a decline in industrial production following the economic downturn and competitive pressures, especially in the last part of the year which was affected by new gas availability. Volumes sold to the residential sector increased slightly due to higher weather-related sales, particularly in the first and fourth quarter of 2009 as well as volumes destined to Eni’s power generation business.
International sales were up 12.32 bcm, or 24%, to 63.68 bcm, benefiting from the contribution of Distrigas (up 12.02 bcm). Organic sales increases were achieved in France (up 1.27 bcm) and Northern Europe (up 1.10 bcm). These increases were offset in part by lower volumes reported in supplies to importers to Italy (down 0.77 bcm), in the Iberian Peninsula (down 0.63 bcm) and Hungary (down 0.24 bcm) due to declining demand.

Electricity sales increased to 9.42 TWh, up 35.7% in the fourth quarter and to 33.96 TWh, up 13.5%, in 2009. Notwithstanding weaker domestic demand, Eni’s sales were driven by higher sales on open markets, in particular the retail market, with an increased number of clients served following intensive marketing campaigns and to wholesalers due to starting of VPP (Virtual Power Plant) supply agreements signed at the end of 2008. Sales to large clients, on the other hand declined due to a reduction in the customer base and the impact of the economic downturn.
Eni production increased at Ferrara (Eni’s interest 51%) due to the coming onstream of two new 390 MW units and at Mantova and in the fourth quarter due to more regular operations of the Livorno and Ravenna facilities.

Regulated businesses in Italy
These businesses reported adjusted operating profit of euro 487 million for the fourth quarter of 2009, down euro 19 million, or 3.8% from the same period of 2008, due to declines reported by: (i) the Distribution business (down euro 21 million), mainly driven by a new tariff mechanism set by the Authority for Electricity and Gas which came into effect on January 1, 2009 and provided for the elimination of the commodity component of the tariff resulting in a revenue profile that is largely unaffected by seasonal swings in volumes of gas distributed and (ii) the Transport activity (down euro 16 million) due to lower volumes.
The Storage business reported adjusted operating profit of euro 58 million in the fourth quarter of 2009 (euro 40 million in the fourth quarter of 2008).

Regulated businesses in Italy reported adjusted operating profit of euro 1,796 million for 2009, up euro 64 million, or 3.7% from 2008, due to the contribution of the Distribution business (up euro 72 million) which recorded a positive trend mainly driven by the impact of the afore mentioned new tariff mechanism set by the Authority for Electricity and Gas. This positive was partly offset by weaker results reported by Transport activities (down euro 52 million), caused by a decline in gas demand in Italy, despite the recognition of investments in tariffs.
The Storage business reported adjusted operating profit of euro 227 million, an increase from 2008 (euro 183 million).

Volumes of gas transported in Italy in 2009 were 76.90 bcm (21.56 bcm in the fourth quarter of 2009) decreasing by 8.74 bcm, or 10.2%, from 2008 (down 0.68 bcm from the fourth quarter of 2008, or 3.1%) due to lower gas deliveries due to a weaker demand.

In 2009, 8.71 bcm of gas were supplied (up 3.44 bcm from 2008) while 7.81 bcm were inputted to Company’s storage deposits, an increase of 1.51 bcm compared to 2008. In 2009 storage capacity amounted to 13.9 bcm, of which 5 were destined to storage.

International Transport
This business reported adjusted operating profit of euro 91 million for the fourth quarter of 2009 (euro 384 million for 2009), representing a decrease of euro 54 million, or 37.2% from the fourth quarter of 2008 (down euro 139 million in 2009, or 26.6%) mainly due to the recognition of higher amortization charges related to the upgrading of the TTPC pipeline and costs incurred to repair and restore to full capacity the TMPC pipeline which was damaged in an accident occurred in December 2008.

Other performance indicators

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	% Ch. 4Q. 09 vs 4Q. 08	Full Year 2008	Full Year 2009	% Ch.

940	703	1,159	23.3	Pro-forma adjusted EBITDA	4,310	4,403	2.2
360	211	623	73.1	Marketing	2,271	2,392	5.3
115	(150)	(143)		of which: +/(-) adjustment on commodity derivatives	119	(133)
369	338	363	(1.6)	Regulated businesses in Italy	1,284	1,345	4.8
211	154	173	(18.0)	International transport	755	666	(11.8)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit which is also modified to take into account impact associated with certain derivatives instruments as discussed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Snam Rete Gas’ EBITDA is included according to Eni’s share of equity (55.58% as of December 31, 2009, which takes into account the amount of own shares held in treasury by the subsidiary itself) although this Company is fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its listed company status. Italgas SpA and Stoccaggi Gas Italia SpA results are also included according to the same share of equity as Snam Rete Gas, due to the closing of the restructuring deal which involved Eni’s regulated business in the Italian gas sector, whereby the parent company Eni SpA divested the entire share capital of the two subsidiaries to Snam Rete Gas. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business is modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. Those are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices in future periods. The impact of those derivatives is allocated to the EBITDA proforma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power division, taking into account evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	% Ch. 4Q. 09 vs 4Q. 08	Full Year 2008	Full Year 2009	% Ch.

RESULTS	(euro million)
6,934	8,582	9,150	32.0	Net sales from operations (a)		45,017	31,853	(29.2)
(2,192)	34	(423)	(80.7)	Operating profit		(988)	(102)	(89.7)
2,233	(173)	(152)		Exclusion of inventory holding (gains) losses		1,199	(792)
203	29	379		Exclusion of special items:		369	537
				of which:
				Non-recurring items		(21)
203	29	379		Other special items:		390	537
48	19	31		- environmental charges		76	72
149	12	325		- asset impairments		299	389
3	(2)	(1)		- gains on disposal of assets		13	(2)
		2		- risk provisions			17
13	3	11		- provision for redundancy incentives		23	22
(10)	(3)	11		- re-measurement gains/losses on commodity derivatives		(21)	39
244	(110)	(196)	..	Adjusted operating profit		580	(357)	..
1				Net finance income (expense) (b)		1
63	22	14		Net income from investments (b)		174	75
(88)	40	64		Income taxes (b)		(234)	85
28.6	..	..		Tax rate (%)		31.0	..
220	(48)	(118)	..	Adjusted net profit		521	(197)	..
422	164	254	(39.8)	Capital expenditures		965	635	(34.2)

				Global indicator refining margin
7.72	2.34	1.24	(83.9)	Brent	($/bbl)	6.49	3.13	(51.8)
5.86	1.64	0.84	(85.7)	Brent	(euro/bbl)	4.41	2.25	(49.0)
9.61	2.26	1.80	(81.3)	Brent/Ural	($/bbl)	8.85	3.56	(59.8)

				Refining throughputs and sales	(mmtonnes)
6.19	6.42	5.97	(3.6)	Refining throughputs of wholly-owned refineries		25.59	24.02	(6.1)
7.73	7.94	7.30	(5.6)	Refining throughputs on own account Italy		30.39	29.40	(3.3)
1.34	1.35	1.31	(2.2)	Refining throughputs on own account Rest of Europe		5.45	5.15	(5.5)
9.07	9.29	8.61	(5.1)	Refining throughputs on own account		35.84	34.55	(3.6)
2.29	2.36	2.26	(1.3)	Retail sales Italy		8.81	9.03	2.5)
0.77	0.80	0.74	(3.9)	Retail sales Rest of Europe		3.22	2.99	(7.1)
3.06	3.16	3.00	(2.0)	Total retail sales in Europe		12.03	12.02	(0.1)
2.89	2.43	2.47	(14.5)	Wholesale Italy		11.15	9.56	(14.3)
1.00	0.94	0.96	(4.0)	Wholesale Rest of Europe		3.94	3.66	(7.1)
3.89	3.37	3.43	(11.8)	Total wholesale in Europe		15.09	13.22	(12.4)
0.13	0.10	0.10	(23.1)	Wholesale Rest of World		0.56	0.41	(26.8)
5.03	4.71	5.59	11.1	Other sales		21.48	19.94	(7.2)
12.11	11.34	12.12	0.1	Sub-total		49.16	45.59	(7.3)
				Iberian Peninsula		1.52		..
12.11	11.34	12.12	0.1	SALES		50.68	45.59	(10.0)

				Refined product sales by region
7.52	6.88	6.90	(8.2)	Italy		28.92	26.68	(7.7)
1.77	1.74	1.70	(4.0)	Rest of Europe		8.68	6.65	(23.4)
2.82	2.72	3.52	24.8	Rest of World		13.08	12.26	(6.3)

(a)	From January 1, 2009 Eni adopted IFRIC 13 "Customer Loyalty Programmes" providing that the award credits granted to clients within the related loyalty programmes should be accounted as a separate component of the basic sale transaction, evaluated at their fair value and recognized as revenues when redeemed. Prior period results have been restated accordingly.
(b)	Excluding special items.

Results

The Refining & Marketing division reported an adjusted operating loss amounting to euro 196 million for the fourth quarter of 2009, reversing a prior year profit of euro 244 million. The euro 440 million reduction was mainly driven by sharply lower refining margins as a result of an unfavorable trading environment due to narrowing price differentials between heavy and light crude and excess finished products, in particular diesel oil, whose spread on raw material reached historical lows in the quarter. Marketing activities in Italy delivered lowered operating performance.
Fourth quarter adjusted net loss was euro 118 million, reversing a prior year profit of euro 220 million, mainly due to a lower operating performance and lower earnings reported by equity-accounted entities.

In 2009 the Refining & Marketing division reported an adjusted operating loss of euro 357 million, a decrease of euro 937 million from 2008 mainly driven by sharply lower refining margins as a result of an unfavorable trading environment.
Full-year adjusted net loss was euro 197 million (down euro 718 million, reversing a prior year profit of euro 521 million), mainly due to a lower operating performance and decreased earnings reported by equity-accounted entities.

Special charges excluded from adjusted operating profit (euro 379 million in the quarter and euro 537 million in 2009) and from adjusted net profit (euro 412 million in the quarter and euro 501 million in 2009) mainly related to impairment charges recorded in the light of the negative outlook for the refining industry and a downsizing of the growth expectations on certain markets. In particular, impairment charges concerned low complexity refineries, including refineries participated by Eni, goodwill recognized on marketing assets acquired in Central-Eastern Europe, marketing assets in Europe and capital expenditures for the period on assets impaired in previous reporting periods. Other special charges mainly related to environmental and other risk provisions and re-measurement losses recorded on fair value evaluation of certain non-hedging commodity derivatives.

Operating review

Eni’s refining throughputs for the fourth quarter of 2009 were 8.61 mmtonnes, down 5.1% from the fourth quarter of 2008. Lower volumes were processed in Italy (down 5.6%) reflecting lower activities of plants, in particular at Gela and Taranto due to the negative scenario. Volumes processed outside Italy declined particularly at Eni’s plants in the Czech Republic due to lower capacity utilization in response to weak market demand.

Sales of refined products for the fourth quarter of 2009 were 12.12 mmtonnes, barely unchanged from a year ago (up 0.1%).
Retail sales in Italy decreased by approximately 30 ktonnes, down 1.3%, to 2.26 mmtonnes due to declining demand. Declines concerned mainly gasoline sales while gasoil and LPG sales were barely unchanged. Eni’s retail market share for the quarter averaged 31.2%, down 0.5 percentage points from the corresponding period in 2008.
Wholesale volumes in Italy (2.47 mmtonnes) decreased by approximately 420 ktonnes, down 14.5%, mainly due to lower demand reflecting the economic downturn (in particular aviation business, fuel oil for electricity production and bunkering).
Retail sales in the rest of Europe (approximately 740 ktonnes) decreased by approximately 30 ktonnes, or 3.9%, mainly reflecting a decline in demand, in particular in Germany and Eastern Europe.
Wholesale sales in the rest of Europe (0.96 mmtonnes) decreased by approximately 40 ktonnes, or 4%, mainly in Germany, Switzerland and Slovenia due to declining consumption in particular of fuel oil.

Eni’s refining throughputs for the 2009 were 34.55 mmtonnes, down 3.6% from 2008. Lower volumes were recorded in Italy (down 3.3%) as refinery operations were rescheduled at certain plants to take account of weak demand for products. Volumes processed outside Italy declined in particular in the Czech Republic due to lower utilization of plant capacity in response to weak market conditions.
Excluding the impact of the divestment of marketing activities in the Iberian Peninsula late in 2008 (down 1.52 mmtonnes), sales of refined products decreased by 3.57 mmtonnes, down 7.3%, to 45.59 mmtonnes.
Retail sales in Italy (9.03 mmtonnes) increased by approximately 220 ktonnes, up 2.5%, driven by marketing initiatives, including pricing, in particular the success of the Iperself program and the opening of new services stations. Sales of middle distillates were higher. Eni’s retail market share for 2009 averaged 31.5%, up 0.9 percentage points from 2008 (30.6%).
Wholesale sales in Italy (9.56 mmtonnes) decreased by approximately 1.59 mmtonnes, down 14.3%, mainly due to lower demand as a result of the economic downturn.
Retail sales in the rest of Europe (2.99 mmtonnes) decreased by approximately 230 ktonnes, or 7.1%, mainly reflecting a decline in full demand, particularly in Germany and Eastern Europe.
Wholesale sales in the rest of Europe (3.66 mmtonnes) decreased by approximately 280 ktonnes, mainly in Germany, the Czech Republic and Switzerland.

Profit and loss account

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	% Ch. 4Q. 09 vs 4Q. 08	Full Year 2008	Full Year 2009	% Ch.

24,550	19,142	22,190	(9.6)	Net sales from operations (a)	108,082	83,340	(22.9)
262	333	281	7.3	Other income and revenues	728	1,115	53.2
(20,834)	(14,207)	(16,590)	20.4	Operating expenses	(80,354)	(62,394)	22.4
				of which non recurring items	21
(156)	(87)	94	..	Other operating income (expense) (b)	(124)	55	..
(3,514)	(1,964)	(3,259)	7.3	Depreciation, depletion, amortization and impairments	(9,815)	(9,811)	..

308	3,217	2,716	..	Operating profit	18,517	12,305	(33.5)
(349)	(175)	(157)	55.0	Finance income (expense)	(640)	(551)	13.9
157	194	17	(89.2)	Net income from investments	1,373	569	(58.6)

116	3,236	2,576	..	Profit before income taxes	19,250	12,323	(36.0)
(874)	(1,747)	(1,648)	(88.6)	Income taxes	(9,692)	(6,756)	30.3
n.s.	54.0	64.0		Tax rate (%)	50.3	54.8
(758)	1,489	928	..	Net profit	9,558	5,567	(41.8)
				Attributable to:
(874)	1,240	641	..	- Eni	8,825	4,617	(47.7)
116	249	287	..	- minority interest	733	950	29.6

(874)	1,240	641	..	Net profit attributable to Eni	8,825	4,617	(47.7)
1,693	(108)	(31)		Exclusion of inventory holding (gain) loss	723	(191)
1,136	20	784		Exclusion of special items	616	781
				of which:
				- non recurring items	(21)
1,136	20	784		- other special items	637	781
1,955	1,152	1,394	(28.7)	Eni’s adjusted net profit (c)	10,164	5,207	(48.8)

(a)	From January 1, 2009 Eni adopted IFRIC 13 "Customer Loyalty Programmes" providing that the award credits granted to clients within the related loyalty programmes should be accounted as a separate component of the basic sale transaction, evaluated at their fair value and recognized as revenues when redeemed. Prior period results have been restated accordingly.
(b)	From year 2009, the Company accounts gain and losses on commodity derivatives instruments, including both fair value re-measurement and settled transactions, as items of operating profit. Adjusted operating profit and net profit only include gains and losses associated with settled transaction, gross and net of the associated tax impact respectively. Prior period results have been restated accordingly.
(c)	For a detailed explanation of adjusted operating profit and adjusted net profit see page 27.

Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further more, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss (as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives), and exchange rate differences are all excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate of 34% is applied to finance charges and income (33% in previous reporting periods). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP.
Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transaction, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non-hedging commodity derivatives, including the ineffective portion of cash flow hedges.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of the aforementioned derivative financial instruments, excluding commodity derivatives, and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

Full Year 2009	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	9,120	3,687	(102)	(687)	1,131	(370)	(474)		12,305
Exclusion of inventory holding (gains) losses		326	(792)	121					(345)

Exclusion of special items:
environmental charges		19	72	12		141	54		298
asset impairments	618	27	389	121	2	5			1,162
gains on disposal of assets	(270)	(6)	(2)		3	(2)			(277)
risk provisions		115	17			(4			128
provision for redundancy incentives	31	25	22	10		8	38		134
re-measurement gains/losses on commodity derivatives	(15)	(292)	39	(3)	(16)				(287)
other						(36)	40		4

Special items of operating profit	364	(112)	537	140	(11)	112	132		1,162

Adjusted operating profit	9,484	3,901	(357)	(426)	1,120	(258)	(342)		13,122
Net finance (expense) income (a)	(23)	(15)				12	(525)		(551)
Net income from investments (a)	243	332	75		49	1			700
Income taxes (a)	(5,826)	(1,302)	85	86	(277)		123	(3)	(7,114)

Tax rate (%)	60.0	30.9	..		23.7				53.6
Adjusted net profit	3,878	2,916	(197)	(340)	892	(245)	(744)	(3)	6,157

of which:
- adjusted net profit of minority interest									950
- Eni’s adjusted net profit									5,207

Eni reported net profit									4,617

Exclusion of inventory holding (gains) losses									(191)
Exclusion of special items									781

Eni’s adjusted net profit									5,207

(a)	Excluding special items.

Full Year 2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	16,239	4,030	(988)	(845)	1,045	(346)	(743)	125	18,517
Exclusion of inventory holding (gains) losses		(429)	1,199	166					936

Exclusion of special items:
of which:
Non-recurring (income) charges			(21)						(21)
Other special (income) charges:	983	(37)	390	281	(4)	102	461		2,176
environmental charges		12	76			101	120		309
asset impairments	989	1	299	278		5			1,572
gains on disposal of assets	4	7	13	(5)	(4)	(14)	(9)		(8)
risk provisions						4			4
provision for redundancy incentives	8	20	23	8		4	28		91
re-measurement gains/losses on commodity derivatives	(18)	(74)	(21)				52		(61)
other		(3)				2	270		269

Special items of operating profit	983	(37)	369	281	(4)	102	461		2,155

Adjusted operating profit	17,222	3,564	580	(398)	1,041	(244)	(282)	125	21,608
Net finance (expense) income (a)	70	(13)	1	1	1	(39)	(661)		(640)
Net income from investments (a)	609	420	174	(9)	49	4	5		1,252
Income taxes (a)	(10,001)	(1,323)	(234)	83	(307)		406	(49)	(11,425)

Tax rate (%)	55.9	33.3	31.0		28.1				51.4
Adjusted net profit	7,900	2,648	521	(323)	784	(279)	(532)	76	10,795

of which:
- adjusted net profit of minority interest									631
- Eni’s adjusted net profit									10,164

Eni reported net profit									8,825

Exclusion of inventory holding (gains) losses									723

Exclusion of special items:									616
- non-recurring (income) charges									(21)
- other special (income) charges									637

Eni’s adjusted net profit									10,164

(a)	Excluding special items.

Fourth Quarter 2009	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	2,411	1,004	(423)	(173)	277	(165)	(153)	(62)	2,716
Exclusion of inventory holding (gains) losses		(9)	(152)	26					(135)

Exclusion of special items:
environmental charges		1	31	12		96	54		194
asset impairments	403	27	325	24	2	(1)			780
gains on disposal of assets	8	(1)	(1)		7				13
risk provisions		115	2						117
provision for redundancy incentives	20	13	11	7		4	18		73
re-measurement gains/losses on commodity derivatives	(38)	(23)	11		(2)				(52)
other							(4)		(4)

Special items of operating profit	393	132	379	43	7	99	68		1,121

Adjusted operating profit	2,804	1,127	(196)	(104)	284	(66)	(85)	(62)	3,702
Net finance (expense) income (a)	(57)	4				(16)	(88)		(157)
Net income from investments (a)	24	94	14		20	(1)			151
Income taxes (a)	(1,752)	(373)	64	19	(75)		78	24	(2,015)

Tax rate (%)	63.2	30.4	..		24.7				54.5
Adjusted net profit	1,019	852	(118)	(85)	229	(83)	(95)	(38)	1,681

of which:
- adjusted net profit of minority interest									287
- Eni’s adjusted net profit									1,394

Eni reported net profit									641

Exclusion of inventory holding (gains) losses									(31)
Exclusion of special items									784

Eni’s adjusted net profit									1,394

(a)	Excluding special items.

Fourth Quarter 2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	1,987	918	(2,192)	(493)	302	(153)	(362)	301	308
Exclusion of inventory holding (gains) losses		(153)	2,233	268					2,348

Exclusion of special items:
environmental charges		(2)	48			73	120		239
asset impairments	646	1	149	106		2			904
gains on disposal of assets	4	5	3		(4)	(1)			7
risk provisions						(16)			(16)
provision for redundancy incentives	2	12	13	7		2	14		50
re-measurement gains/losses on commodity derivatives	77	(98)	(10)				49		18
other	5					2	75		82

Special items of operating profit	734	(82)	203	113	(4)	62	258		1,284

Adjusted operating profit	2,721	683	244	(112)	298	(91)	(104)	301	3,940
Net finance (expense) income (a)	23	(3)	1	1	1	(27)	(345)		(349)
Net income from investments (a)	139	88	63	(11)	13	1			293
Income taxes (a)	(1,494)	(246)	(88)	18	(99)		208	(112)	(1,813)

Tax rate (%)	51.8	32.0	28.6		31.7				46.7
Adjusted net profit	1,389	522	220	(104)	213	(117)	(241)	189	2,071

of which:
- adjusted net profit of minority interest									116
- Eni’s adjusted net profit									1,955

Eni reported net profit									(874)

Exclusion of inventory holding (gains) losses									1,693
Exclusion of special items									1,136

Eni’s adjusted net profit									1,955

(a)	Excluding special items.

Third Quarter 2009	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group
(euro million)
Reported operating profit	2,557	567	34	(60)	274	(28)	(134)	7	3,217
Exclusion of inventory holding (gains) losses		41	(173)	(13)					(145)

Exclusion of special items:
environmental charges		1	19						20
asset impairments	(5)		12	8		2			17
gains on disposal of assets	(111)		(2)		(3)				(116)
provision for redundancy incentives	6	4	3			2	8		23
re-measurement gains/losses on commodity derivatives	(4)	108	(3)		(4)				97
other						(40)	44		4

Special items of operating profit	(114)	113	29	8	(7)	(36)	52		45

Adjusted operating profit	2,443	721	(110)	(65)	267	(64)	(82)	7	3,117
Net finance (expense) income (a)	(49)	(7)					(119)		(175)
Net income from investments (a)	106	76	22		10	2			216
Income taxes (a)	(1,557)	(211)	40	19	(63)		18	(3)	(1,757)

Tax rate (%)	62.3	26.7	..		22.7				55.6
Adjusted net profit	943	579	(48)	(46)	214	(62)	(183)	4	1,401

of which:
- adjusted net profit of minority interest									249
- Eni’s adjusted net profit									1,152

Eni reported net profit									1,240

Exclusion of inventory holding (gains) losses									(108)
Exclusion of special items									20

Eni’s adjusted net profit									1,152

(a)	Excluding special items.

Breakdown of special items

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	Full Year 2008	Full Year 2009

			Non-recurring charges (income)	(21)
			of which:
			- provisions and utilizations against antitrust proceedings and regulations	(21)
1,284	45	1,121	Other special charges (income):	2,176	1,162
904	17	780	asset impairments	1,572	1,162
239	20	194	environmental charges	309	298
7	(116)	13	gains on disposal of property, plant and equipment	(8)	(277)
(16)		117	risk provisions	4	128
50	23	73	provisions for redundancy incentives	91	134
18	97	(52)	re-measurement gains/losses on commodity derivatives	(61)	(287)
82	4	(4)	other	269	4

1,284	45	1,121	Special items of operating profit	2,155	1,162
(52)	39	148	Net income from investments	(239)	179
			of which:
			- gain on divestment of GTT (Gaztransport et Technigaz SAS)	(185)
(96)	(64)	(485)	Income taxes	(1,402)	(560)
			of which:
286			tax impact pursuant to Law decree No. 112 of June 25, 2008 for Italian subsidiaries	(270)	(27)
286			- on inventories	(176)
			- on deferred taxes	(94)	(27)
			tax impact pursuant Budget Law 2008 for Italian subsidiaries	(290)
			adjustment to deferred tax for Libyan assets	(173)
		72	deferred tax assets E&P		72
(5)		(192)	other special items	(46)	(192)
(377)	(64)	(365)	taxes on special items of operating profit	(623)	(413)
1,136	20	784	Total special items of net profit	514	781

			attributable to:
			- Minority interest	(102)
1,136	20	784	- Eni	616	781

Breakdown of impairments

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	Full Year 2008	Full Year 2009

836	17	647	Impairments of tangible and intangible assets	1,349	995
44		33	Goodwill impairments	44	56
880	17	680	Sub Total	1,393	1,051
24		100	Impairment losses of current assets	179	111

904	17	780	Impairment	1,572	1,162

Adjusted operating profit

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	% Ch. 4Q. 09 vs 4Q. 08	Full Year 2008	Full Year 2009	% Ch.

2,721	2,443	2,804	3.1	Exploration & Production	17,222	9,484	(44.9)
683	721	1,127	65.0	Gas & Power	3,564	3,901	9.5
244	(110)	(196)	..	Refining & Marketing	580	(357)	..
(112)	(65)	(104)	7.1	Petrochemicals	(398)	(426)	(7.0)
298	267	284	(4.7)	Engineering & Construction	1,041	1,120	7.6
(91)	(64)	(66)	27.5	Other activities	(244)	(258)	(5.7)
(104)	(82)	(85)	18.3	Corporate and financial companies	(282)	(342)	(21.3)
301	7	(62)		Impact of unrealized intragroup profit elimination	125
3,940	3,117	3,702	(6.0)		21,608	13,122	(39.3)

Net sales from operations

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	% Ch. 4Q. 09 vs 4Q. 08	Full Year 2008	Full Year 2009	% Ch.

6,506	5,325	6,677	2.6	Exploration & Production	33,042	23,830	(27.9)
12,713	5,511	7,468	(41.3)	Gas & Power	37,062	30,447	(17.8)
6,934	8,582	9,150	32.0	Refining & Marketing	45,017	31,853	(29.2)
1,042	1,162	1,136	9.0	Petrochemicals	6,303	4,203	(33.3)
2,524	2,383	2,400	(4.9)	Engineering & Construction	9,176	9,664	5.3
41	20	21	(48.8)	Other activities	185	88	(52.4)
374	310	359	(4.0)	Corporate and financial companies	1,331	1,280	(3.8
12	3	(50)		Impact of unrealized intragroup profit elimination	75	(66)
(5,596)	(4,154)	(4,971)		Consolidation adjustment	(24,109)	(17,959)
24,550	19,142	22,190	(9.6)		108,082	83,340	(22.9)

Operating expenses

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	% Ch. 4Q. 09 vs 4Q. 08	Full Year 2008	Full Year 2009	% Ch.

19,750	13,195	15,499	(21.5)	Purchases, services and other	76,350	58,214	(23.8)
				of which:
				- non-recurring items	(21)
531	16	411		- other special items	761	537
1,084	1,012	1,091	0.6	Payroll and related costs	4,004	4,180	4.4
				of which:
50	23	73		- provision for redundancy incentives	91	134
20,834	14,207	16,590	(20.4)		80,354	62,394	(22.4)

Gains and losses on non-hedging commodity derivate instruments

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	Full Year 2008	Full Year 2009

(79)	1	37	Exploration & Production	6	16
(2)	(3)	(1)	- settled transactions	(12)	1
(77)	4	38	- re-measurement gains/losses	18	15
(70)	(110)	78	Gas & Power	(85)	81
(168)	(2)	55	- settled transactions	(159)	(211)
98	(108)	23	- re-measurement gains/losses	74	292
53	20	(21)	Refining & Marketing	35	(64)
43	17	(10)	- settled transactions	14	(25)
10	3	(11)	- re-measurement gains/losses	21	(39)
(21)	2	1	Petrochemicals	(23)	13
(21)	2	1	- settled transactions	(23)	10
			- re-measurement gains/losses		3
	(3)	(1)	Engineering & Construction		9
	(7)	(3)	- settled transactions		(7)
	4	2	- re-measurement gains/losses		16
(39)	3		Corporate and financial companies	(57)
10	3		- settled transactions	(5)
(49)			- re-measurement gains/losses	(52)
(156)	(87)	94	Total	(124)	55
(138)	10	42	- settled transactions	(185)	(232)
(18)	(97)	52	- re-measurement gains/losses	61	287

Depreciation, depletion, amortization and impairments

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	% Ch. 4Q. 09 vs 4Q. 08	Full Year 2008	Full Year 2009	% Ch.

2,140	1,463	2,062	(3.6)	Exploration & Production	6,678	6,787	1.6
244	243	261	7.0	Gas & Power	797	981	23.1
110	102	109	(0.9)	Refining & Marketing	430	408	(5.1)
35	16	19	(45.7)	Petrochemicals	117	83	(29.1)
87	106	111	27.6	Engineering & Construction	335	433	29.3
	1			Other activities	3	2	(33.3)
22	21	22		Corporate and financial companies	76	83	9.2
(4)	(5)	(5)		Impact of unrealized intragroup profit elimination	(14)	(17)
2,634	1,947	2,579	(2.1)	Total depreciation, depletion and amortization	8,422	8,760	4.0

880	17	680	(22.7)	Impairments	1,393	1,051	(24.6)

3,514	1,964	3,259	(7.3)		9,815	9,811	..

Net income from investments

(euro million)

Full Year 2009	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	142	310	(70)	50	(39)	393
Dividends	110	13	39	2		164
Net gains on disposal	3	2	1	10		16
Other income (expense), net	1	(3)		(3)	1	4

	256	322	(30)	59	(38)	569

Income taxes

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	Full Year 2008	Full Year 2009	% Ch.

			Profit before income taxes
(2,353)	487	104	Italy	1,894	2,653	759
2,469	2,749	2,472	Outside Italy	17,356	9,670	(7,686)
116	3,236	2,576		19,250	12,323	(6,927)
			Income taxes
(461)	186	(8)	Italy	313	1,185	872
1,335	1,561	1,656	Outside Italy	9,379	5,571	(3,808)
874	1,747	1,648		9,692	6,756	(2,936)
			Tax rate (%)
19.6	38.2	n.s.	Italy	16.5	44.7	28.2
54.1	56.8	67.0	Outside Italy	54.0	57.6	3.6
n.s.	54.0	64.0		50.3	54.8	4.5

Summarized Group balance sheet

The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital.
Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

SUMMARIZED GROUP BALANCE SHEET

(euro million)

Dec. 31, 2008	Sep. 30, 2009	Dec. 31, 2009	Change vs Dec. 31, 2008	Change vs Sep. 30, 2009

Fixed assets
Property, plant and equipment	59,255	61,535	63,287	4,032	1,752
Inventory - compulsory stock	1,196	1,715	1,736	540	21
Intangible assets	7,697	8,201	8,070	373	(131)
Equity-accounted investments and other investments	5,881	6,187	6,244	363	57
Receivables and securities held for operating purposes	1,219	1,218	1,260	41	42
Net payables related to capital expenditures	(787)	(552)	(634)	153	(82)

	74,461	78,304	79,963	5,502	1,659
Net working capital
Inventories	6,082	5,659	5,506	(576)	(153)
Trade receivables	16,444	14,013	14,907	(1,537)	894
Trade payables	(12,590)	(10,584)	(10,081)	2,509	503
Tax payables and provisions for net deferred tax liabilities	(5,323)	(4,188)	(1,961)	3,362	2,227
Provisions	(9,506)	(9,268)	(10,072)	(566)	(804)
Other current assets and liabilities:
Equity instruments	2,741			(2,741)
Other (a)	(4,544)	(3,463)	(4,089)	455	(626)

	(6,696)	(7,831)	(5,790)	906	2,041

Provisions for employee post-retirement benefits	(947)	(976)	(944)	3	32
Net assets held for sale including related liabilities	68	68	110	42	42

CAPITAL EMPLOYED, NET	66,886	69,565	73,339	6,453	3,774

Shareholders’ equity:
- Eni shareholder’s equity	44,436	45,334	46,323	1,887	989
- Minority interest	4,074	3,691	3,978	(96)	287
	48,510	49,025	50,301	1,791	1,276
Net borrowings	18,376	20,540	23,038	4,662	2,498

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	66,886	69,565	73,339	6,453	3,774

(a)	Include receivables and securities for financing operating activities for euro 339 million at December 31, 2009 (euro 540 million at September 30, 2009; euro 410 million at December 31, 2008) and securities covering technical reserves of Eni’s insurance activities for euro 284 million at December 31, 2009 (euro 285 million at September 30, 2009 and euro 302 million at December 31, 2008).

Leverage and net borrowings

Leverage is a measure used by management to asses the Company’s level of indebtedness. It is calculated as ratio of net borrowings - which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including minority interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)

Dec. 31, 2008	Sep. 30, 2009	Dec. 31, 2009	Change vs Dec. 31, 2008	Change vs Sep. 30, 2009

Total debt	20,837	22,438	24,800	3,963	2,362
Short-term debt	6,908	6,820	6,736	(172)	(84)
Long-term debt	13,929	15,618	18,064	4,135	2,446
Cash and cash equivalents	(1,939)	(1,744)	(1,625)	314	119
Securities held for non-operating purposes	(185)	(85)	(64)	121	21
Financing receivables for non-operating purposes	(337)	(69)	(73)	264	(4)

Net borrowings	18,376	20,540	23,038	4,662	2,498

Shareholders’ equity including minority interest	48,510	49,025	50,301	1,791	1,276
Leverage	0.38	0.42	0.46	0.08	0.04

Bonds maturing in 18-months period starting on December 31, 2009

(euro million)
Issuing entity	Amount at December 31, 2009 (a)

Eni SpA	517
Eni Coordination Center SA	476

993

(a)	Amounts in euro at December 31, 2009 include interest accrued and discount on issue.

Bonds issued in 2009 (guaranteed by Eni SpA)

Issuing company	Nominal amount (million)	Currency	Amounts at Dec. 31, 2009 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,500	euro	1,508	2019	fixed	4.13
	1,500	euro	1,558	2016	fixed	5.00
	1,000	euro	1,007	2015	fixed	4.00
	1,000	euro	987	2015	variable

			5,060

(a)	Amounts in euro at December 31, 2009 include interest accrued and discount on issue.

Comprehensive income

(euro million)

Full Year 2008	Full Year 2009

Net profit (loss) for the year	9,558	5,567
Other items of comprehensive income:
- Foreign currency translation differences	1,077	(866)
- Change in the fair value of available-for-sale securities	3	1
- Change in the fair value of cash flow hedge derivatives	1,969	(478)
- Share of "Other comprehensive income" on equity accounted entities
- Taxation	(767)	201
Other comprehensive income	2,282	(1,142)

Total comprehensive income	11,840	4,425

Attributable to:
- Eni	11,148	3,498
- Minority interest	692	927

Changes in shareholders' equity

(euro million)

Shareholders’ equity at December 31, 2008		48,510
Total comprehensive income	4,425
Dividends paid to Eni shareholders	(4,166)
Dividends paid by consolidated subsidiaries to minorities	(350)
Acquisition of Distrigas minorities	(1,146)
Cancellation of Publigaz put option	1,495
Share capital increase subscribed by Snam Rete Gas minorities	1,542
Options cancelled in the period	(7)
Costs related to stock option	13
Payments by shareholders	22
Other changes	(37)

Total changes		1,791

Shareholders’ equity at December 31, 2009		50,301

Attributable to:
- Eni		46,323
- Minority interest		3,978

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio of net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, to net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 34% effective from January 1, 2009 (33% in previous reporting periods). The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect. ROACE by division is determined as ratio of adjusted net profit to net average capital invested pertaining to each division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the division specific tax rate).

(euro million)

Calculated on a 12-month period ending on December 31, 2009	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	3,878	2,916	(197)	6,157
Exclusion of after-tax finance expenses/interest income	-	-	-	313

Adjusted net profit unlevered	3,878	2,916	(197)	6,470
Adjusted capital employed, net:
- at the beginning of period	30,362	22,547	7,379	66,886
- at the end of period	32,456	25,006	7,560	73,148

Adjusted average capital employed, net	31,409	23,777	7,470	70,017

Adjusted ROACE (%)	12.3	12.3	(2.6)	9.2

(euro million)

Calculated on a 12-month period ending on December 31, 2008	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	7,900	2,648	521	10,795
Exclusion of after-tax finance expenses/interest income	-	-	-	335

Adjusted net profit unlevered	7,900	2,648	521	11,130
Adjusted capital employed, net:
- at the beginning of period	23,826	21,333	7,675	59,194
- at the end of period	30,362	22,273	8,260	67,609

Adjusted average capital employed, net	27,094	21,803	7,968	63,402

Adjusted ROACE (%)	29.2	12.2	6.5	17.6

Summarized Group Cash Flow Statement and change in net borrowings

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

SUMMARIZED GROUP CASH FLOW STATEMENT

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	Full Year 2008	Full Year 2009

(758)	1,489	928	Net profit	9,558	5,567
			Adjustments to reconcile to cash generated from operating profit before changes in working capital:
5,428	1,988	3,630	- amortization and depreciation and other non monetary items	11,388	9,574
(16)	(119)	80	- net gains on disposal of assets	(219)	(204)
531	1,840	1,651	- dividends, interest, taxes and other changes	9,080	6,688

5,185	5,198	6,289	Net cash generated from operating profit before changes in working capital	29,807	21,625
3,492	(1,611)	(2,328)	Changes in working capital related to operations	2,212	(1,901)
(2,559)	(1,553)	(2,350)	Dividends received, taxes paid, interest (paid) received during the period	(10,218)	(8,458)

6,118	2,034	1,611	Net cash provided by operating activities	21,801	11,266
(4,691)	(2,957)	(3,894)	Capital expenditures	(14,562)	(13,695)
(1,943)	(63)	(46)	Investments and purchase of consolidated subsidiaries and businesses	(4,019)	(2,323)
415	292	28	Disposals	979	3,595
(280)	4	84	Other cash flow related to capital expenditures, investments and disposals	(267)	(425)

(381)	(690)	(2,217)	Free cash flow	3,932	(1,582)
568	(87)	13	Borrowings (repayment) of debt related to financing activities	911	396
(449)	2,997	2,314	Changes in short and long-term financial debt	980	3,988
(95)	(1,799)	(86)	Dividends paid and changes in minority interests and reserves	(6,005)	(2,956)
(34)	(17)	(143)	Effect of changes in consolidation and exchange differences	7	(160)

(391)	404	(119)	NET CASH FLOW FOR THE PERIOD	(175)	(314)

CHANGES IN NET BORROWINGS

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	Full Year 2008	Full Year 2009

(381)	(690)	(2,217)	Free cash flow	3,932	(1,582)
(286)			Net borrowings of acquired companies	(286)
216			Net borrowings of divested companies	181
(7)	304	(195)	Exchange differences on net borrowings and other changes	129	(124)
(95)	(1,799)	(86)	Dividends paid and changes in minority interests and reserves	(6,005)	(2,956)
(553)	(2,185)	(2,498)	CHANGE IN NET BORROWINGS	(2,049)	(4,662)

CAPITAL EXPENDITURES

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	Full Year 2008	Full Year 2009

2,916	2,089	2,490	Exploration & Production	9,281	9,486
656	344	591	Gas & Power	2,058	1,686
422	164	254	Refining & Marketing	965	635
92	36	64	Petrochemicals	212	145
570	333	409	Engineering & Construction	2,027	1,630
22	5	25	Other activities	52	44
39	13	22	Corporate and financial companies	95	57
(26)	(27)	39	Impact of unrealized intragroup profit elimination	(128)	12
4,691	2,957	3,894	CAPITAL EXPENDITURES	14,562	13,695

In 2009, capital expenditures amounting to euro 13,695 million (euro 14,562 million in 2008) related mainly to:

-	development activities (euro 7,478 million) deployed mainly in Kazakhstan, the United States, Egypt, Congo, Italy and Angola and exploratory activities (euro 1,228 million) of which 97% was spent outside Italy, primarily in the United States, Libya, Egypt, Norway and Angola;
-	development and upgrading of Eni’s natural gas transport network in Italy (euro 919 million) and distribution network (euro 278 million), as well as development and increase of storage capacity (euro 282 million);
-	projects aimed at improving the conversion capacity and flexibility of refineries (euro 436 million), as well as building and upgrading service stations in Italy and outside Italy (euro 172 million);
-	upgrading of the fleet used in the Engineering & Construction division (euro 1,630 million).

Capital expenditures by division

EXPLORATION & PRODUCTION
(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	Full Year 2008	Full Year 2009

219	13	207	Acquisitions of proved and unproved property	836	697
22	13	113	North Africa	626	351
197			West Africa	210	73
		94	Rest of Asia		94
			America		179
603	212	284	Exploration	1,918	1,228
26	8	6	Italy	135	40
39	41	14	Rest of Europe	227	113
128	49	37	North Africa	379	317
267	41	123	West Africa	485	284
5	4	4	Kazakhstan	16	20
59	27	29	Rest of Asia	187	159
75	39	68	America	441	243
4	3	3	Australia and Oceania	48	52
2,055	1,859	1,968	Development	6,429	7,478
174	127	203	Italy	570	689
172	185	188	Rest of Europe	598	673
397	392	315	North Africa	1,246	1,381
522	414	760	West Africa	1,717	2,105
250	336	241	Kazakhstan	968	1,083
137	82	83	Rest of Asia	355	406
294	207	118	America	655	706
109	116	60	Australia and Oceania	320	435
39	5	31	Other expenditures	98	83
2,916	2,089	2,490		9,281	9,486

GAS & POWER
(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	Full Year 2008	Full Year 2009

582	309	545	Italy	1,750	1,564
74	35	46	Outside Italy	308	122
656	344	591		2,058	1,686
68	47	73	Marketing	198	175
25	34	42	- Marketing	91	102
	3	4	Italy	16	12
25	31	38	Outside Italy	75	90
43	13	31	- Power generation	107	73
539	293	510	Regulated businesses in Italy	1,627	1,479
324	161	358	- Transport	1,130	919
99	64	70	- Distribution	233	278
116	68	82	- Storage	264	282
49	4	8	International transport	233	32
656	344	591		2,058	1,686

REFINING & MARKETING
(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	Full Year 2008	Full Year 2009

364	156	231	Italy	850	581
58	8	23	Outside Italy	115	54
422	164	254		965	635
259	127	174	Refining, Supply and Logistic	630	436
259	127	174	Italy	630	436
157	32	75	Marketing	298	172
99	24	52	Italy	183	118
58	8	23	Outside Italy	115	54
6	5	5	Other activities	37	27
422	164	254		965	635

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	Full Year 2008	Full Year 2009

1,854	1,678	1,886	Production of oil and natural gas (a) (b)	(kboe/d)	1,797	1,769
190	161	173	Italy		199	169
255	230	255	Rest of Europe		249	247
635	567	565	North Africa		645	573
356	344	421	West Africa		335	360
113	106	117	Kazakhstan		111	115
162	122	130	Rest of Asia		124	135
125	132	209	America		117	153
18	16	16	Australia and Oceania		17	17
163.2	147.6	166.8	Oil and natural gas sold (a)	(mmboe)	632.0	622.8

PRODUCTION OF LIQUIDS BY REGION

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	Full Year 2008	Full Year 2009

1,079	957	1,073	Production of liquids (a)	(kbbl/d)	1,026	1,007
65	51	61	Italy		68	56
142	124	138	Rest of Europe		140	133
314	294	281	North Africa		338	292
314	301	349	West Africa		289	312
68	65	72	Kazakhstan		68	70
88	47	50	Rest of Asia		50	57
76	68	116	America		63	79
12	7	6	Australia and Oceania		10	8

PRODUCTION OF NATURAL GAS BY REGION

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	Full Year 2008	Full Year 2009

4,449	4,139	4,668	Production of natural gas (a) (b)	(mmcf/d)	4,424	4,374
717	634	645	Italy		750	653
651	612	673	Rest of Europe		627	655
1,843	1,564	1,629	North Africa		1,762	1,614
241	244	411	West Africa		261	274
259	236	261	Kazakhstan		245	259
427	427	458	Rest of Asia		426	445
280	372	534	America		311	425
31	50	57	Australia and Oceania		42	49

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operations (318 and 283 mmcf/d in the fourth quarter 2009 and 2008, respectively, 300 and 281 mmcf/d in 2009 and 2008, respectively, and 294 mmcf/d in the third quarter of 2009).

Petrochemicals

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	Full Year 2008	Full Year 2009

			Sales of petrochemical products	(euro million)
444	513	503	Basic petrochemicals		3,060	1,832
534	600	584	Polymers		2,961	2,179
64	49	49	Other revenues		282	192

1,042	1,162	1,136			6,303	4,203

			Production	(ktonnes)
888	1,095	1,080	Basic petrochemicals		5,110	4,350
463	517	575	Polymers		2,262	2,171

1,351	1,612	1,655			7,372	6,521

Engineering & Construction

(euro million)

Fourth Quarter 2008	Third Quarter 2009	Fourth Quarter 2009	Full Year 2008	Full Year 2009

			Orders acquired (a)
692	1,544	1,681	Offshore construction	4,381	5,089
1,804	434	891	Onshore construction	7,522	3,665
	(101)	355	Offshore drilling	760	585
401	4	41	Onshore drilling	1,197	578

2,897	1,881	2,968		13,860	9,917

(a)	Net of renegotiated/cancelled orders.

(euro million)
	Dec. 31, 2008	Dec. 31, 2009

Order backlog	19,105	18,730

Eni SpA parent company preliminary accounts for 2009

PROFIT AND LOSS

(euro million)

Full Year 2008	Full Year 2009	% Ch.

Net sale from operations	47,605	32,542	(31.6)
Other income and revenues	215	270	25.6
Operating expenses	(45,117)	(30,293)	32.9
- of which non-recurring items	21
Other operating income (expense)	505	(163)
Depreciation, depletion, amortization and impairments	(1,121)	(1,053)	6.1

Operating profit	2,087	1,303	(37.6)
Finance income (expense)	157	(345)
Net income from investments	4,807	5,028	4.6

Profit before income taxes	7,051	5,986	(15.1)
Income taxes	(306)	(655)
Net profit	6,745	5,331	(21.0)

BALANCE SHEET

(euro million)

Dec. 31, 2008	Dec. 31, 2009	Change

Fixed assets
Property, plant and equipment	6,143	5,930	(213)
Inventories - compulsory stock	1,028	1,637	609
Intangible assets	1,014	988	(26)
Equity-accounted investments and other investments	26,720	29,384	2,664
Receivables and securities held for operating purposes	8,804	10,804	2,000
Net payables related to capital expenditures	(303)	(330)	(27)

	43,406	48,413	5,007
Net working capital	(1,665)	(576)	1,089
Provisions for employee post-retirement benefits	(305)	(306)	(1)
Net assets held for sale		911	911
CAPITAL EMPLOYED, NET	41,436	48,442	7,006

Shareholders’ equity	30,049	32,414	2,365
Net borrowings	11,387	16,028	4,641

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	41,436	48,442	7,006